UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2008
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-  _____

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U. S. dollars, except share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
	$	$	$	$
		(Restated -		(Restated -
		Note 19)		Note 19)

REVENUES (note 16)	769,399	565,736	1,512,771	1,143,984

OPERATING EXPENSES
Voyage expenses	189,515	122,508	358,976	239,987
Vessel operating expenses (note 16)	159,470	103,903	302,519	199,093
Time-charter hire expense (note 16)	142,682	100,958	287,166	199,315
Depreciation and amortization (note 21)	106,700	68,095	204,407	147,358
General and administrative expenses (note 16)	70,882	56,265	135,521	115,245
Gain on sale of vessels and equipment (note 13)	(2,925)	(11,613)	(3,421)	(11,613)
Restructuring charge (note 14)	4,617	—	6,117	—

Total operating expenses	670,941	440,116	1,291,285	889,385

Income from vessel operations	98,458	125,620	221,486	254,599

OTHER ITEMS
Interest gain (expense) (note 16)	113,962	68,956	(168,286)	13,051
Interest (loss) income (note 16)	(2,149)	422	58,460	15,376
Foreign exchange loss (note 8)	(1,807)	(8,635)	(33,799)	(10,311)
Minority interest expense	(38,822)	(24,076)	(12,262)	(31,831)
Other — net (note 14)	13,777	5,330	12,691	11,716

Total other items	84,961	41,997	(143,196)	(1,999)

Net income	183,419	167,617	78,290	252,600

Per common share amounts
• Basic earnings (note 17)	2.53	2.27	1.08	3.44
• Diluted earnings (note 17)	2.50	2.23	1.07	3.37
• Cash dividends declared	0.2750	0.2375	0.5500	0.4750

Weighted average number of common shares (note 17)
• Basic	72,377,684	73,843,784	72,511,041	73,488,668
• Diluted	73,279,213	75,310,567	73,357,190	74,929,991

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2008	December 31, 2007
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	498,933	442,673
Restricted cash — current (note 9)	53,067	33,479
Accounts receivable	336,607	262,420
Vessels held for sale (note 13)	18,203	79,689
Net investment in direct financing leases — current	21,727	22,268
Prepaid expenses	135,691	126,761
Other assets	67,481	57,609

Total current assets	1,131,709	1,024,899

Restricted cash — long-term (note 9)	661,758	652,717

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,185,062 (2007 — $1,061,619)	5,738,013	5,295,751
Vessels under capital lease, at cost, less accumulated amortization of $90,095 (2007 — $74,442) (note 9)	926,140	934,058
Advances on newbuilding contracts (note 11)	693,292	617,066

Total vessels and equipment	7,357,445	6,846,875

Net investment in direct financing leases — non-current	68,181	78,908
Investment in joint ventures (note 11)	135,941	135,515
Derivative instruments (note 16)	41,493	39,381
Loans to joint ventures	912,597	729,429
Other non-current assets	200,157	219,923
Intangible assets — net (note 6)	256,070	259,952
Goodwill (note 6)	491,911	434,590

Total assets	11,257,262	10,422,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	94,082	89,691
Accrued liabilities	347,135	278,587
Current portion of long-term debt (note 8)	289,717	331,594
Current obligation under capital leases (note 9)	41,925	150,791
Current portion of in-process revenue contracts (note 6)	76,784	82,704

Total current liabilities	849,643	933,367

Long-term debt (note 8)	5,457,031	4,931,990
Long-term obligation under capital leases (note 9)	830,639	706,489
Derivative instruments (note 16)	158,048	164,769
Deferred income tax	74,715	78,623
Asset retirement obligation	25,506	24,549
In-process revenue contracts (note 6)	285,989	205,429
Other long-term liabilities	174,813	176,680

Total liabilities	7,856,384	7,221,896

Commitments and contingencies (notes 9, 11 and 16)

Minority interest	670,193	544,339

Stockholders’ equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,458,908 shares outstanding (2007 — 72,772,529); 72,958,108 shares issued (2007 — 95,327,329)) (note 10)	634,755	628,786
Retained earnings	2,096,949	2,022,601
Accumulated other comprehensive (loss) income (note 15)	(1,019)	4,567

Total stockholders’ equity	2,730,685	2,655,954

Total liabilities and stockholders’ equity	11,257,262	10,422,189

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30
	2008	2007
	$	$
		(Restated -
		Note 19)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	78,290	252,600
Non-cash items:
Depreciation and amortization	204,407	147,358
Amortization of in-process revenue contracts	(34,870)	(30,547)
Gain on sale of marketable securities	(4,576)	(6,653)
Gain on sale of vessels and equipment	(3,421)	(11,613)
Loss on repurchase of bonds	1,310	—
Equity income (net of dividends received: June 30, 2008 and 2007 — $nil)	5,672	3,687
Income taxes	(8,718)	(3,041)
Employee stock-based compensation	6,183	4,708
Foreign exchange loss and other — net	34,412	49,805
Unrealized gains on derivative instruments	24,058	(136,597)
Change in non-cash working capital items related to operating activities	(75,554)	(60,028)
Expenditures for drydocking	(28,227)	(40,623)
Distribution from subsidiaries to minority owners	(34,546)	(16,354)

Net operating cash flow	164,420	152,702

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,284,496	1,998,316
Debt issuance costs	(5,108)	(4,382)
Repayments of long-term debt	(837,641)	(737,938)
Repayments of capital lease obligations	(4,495)	(4,384)
Proceeds from loan from joint venture partner	1,041	22,093
Increase in restricted cash	(11,503)	(79,230)
Net proceeds from sale of Teekay LNG Partners L.P. units	148,345	84,186
Net proceeds from sale of Teekay Offshore Partners L.P. units	134,265	—
Issuance of Common Stock upon exercise of stock options	4,009	27,326
Repurchase of Common Stock	(20,512)	(3,035)
Cash dividends paid	(40,028)	(34,897)
Other financing activities	(2,715)	(3,643)

Net financing cash flow	650,154	1,264,412

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(410,495)	(356,104)
Proceeds from sale of vessels and equipment	79,224	118,975
Purchases of marketable securities	(542)	(28,636)
Proceeds from sale of marketable securities	11,058	49,059
Acquisition of 50% of OMI Corporation	—	(896,841)
Acquisition of additional 30.1% of Teekay Petrojarl ASA	(257,142)	—
Loans to joint ventures	(211,491)	(354,341)
Investment in direct financing lease assets	(30)	(7,530)
Direct financing lease payments received	11,298	10,399
Other investing activities	19,806	(3,677)

Net investing cash flow	(758,314)	(1,468,696)

Increase (decrease) in cash and cash equivalents	56,260	(51,582)
Cash and cash equivalents, beginning of the period	442,673	343,914

Cash and cash equivalents, end of the period	498,933	292,332

Supplemental cash flow information (note 7)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
1. Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by United States generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s restated audited financial statements for the year ended December 31, 2007, included on Form 20-F/A filed on April 6, 2009. In the opinion of management, these financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of those for a full fiscal year.
Certain of the accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items is discussed in Note 19 of the Notes to the Unaudited Consolidated Financial Statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
2. Segment Reporting
The Company has four reportable segments: its offshore segment, its fixed-rate tanker segment, its liquefied gas segment, and its spot tanker segment. The Company’s offshore segment consists of shuttle tankers, floating production storage and offloading (or FPSO) units and floating storage and offtake (or FSO) units. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s liquefied gas segment consists of liquefied natural gas (or LNG) carriers and liquefied petroleum gas (or LPG) carriers. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
The following tables present results for these segments for the three and six months ended June 30, 2008 and 2007:

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
Three months ended June 30, 2008	Segment	Segment	Segment	Segment	Total

Revenues	273,961	66,218	53,496	375,724	769,399
Voyage expenses	46,024	948	452	142,091	189,515
Vessel operating expenses	101,596	16,387	13,125	28,362	159,470
Time-charter hire expense	32,242	11,445	—	98,995	142,682
Depreciation and amortization	53,772	11,289	14,209	27,430	106,700
General and administrative expenses(1)	26,957	7,263	6,070	30,592	70,882
Gain on sale of vessels and equipment	(3,150)	—	—	225	(2,925)
Restructuring charge	3,327	58	221	1,011	4,617

Income from vessel operations	13,193	18,828	19,419	47,018	98,458

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Three months ended June 30, 2007	(restated)	(restated)	(restated)	(restated)	(restated)

Revenues	236,233	45,787	38,496	245,220	565,736
Voyage expenses	26,064	592	8	95,844	122,508
Vessel operating expenses	69,325	11,822	7,881	14,875	103,903
Time-charter hire expense	39,260	3,981	—	57,717	100,958
Depreciation and amortization	35,627	8,260	11,571	12,637	68,095
General and administrative expenses(1)	23,164	4,473	5,163	23,465	56,265
Gain on sale of vessels and equipment	(11,613)	—	—	—	(11,613)

Income from vessel operations	54,406	16,659	13,873	40,682	125,620

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
Six months ended June 30, 2008	Segment	Segment	Segment	Segment	Total

Revenues	532,749	127,033	109,628	743,361	1,512,771
Voyage expenses	84,925	1,628	602	271,821	358,976
Vessel operating expenses	185,416	32,757	24,748	59,598	302,519
Time-charter hire expense	67,280	23,165	—	196,721	287,166
Depreciation and amortization	99,846	20,962	28,404	55,195	204,407
General and administrative expenses(1)	54,019	12,553	11,555	57,394	135,521
Gain on sale of vessels and equipment	(3,150)	—	—	(271)	(3,421)
Restructuring charge	3,327	1,558	221	1,011	6,117

Income from vessel operations	41,086	34,410	44,098	101,892	221,486

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Six months ended June 30, 2007	(restated)	(restated)	(restated)	(restated)	(restated)

Revenues	485,108	90,376	75,973	492,527	1,143,984
Voyage expenses	54,790	1,152	13	184,032	239,987
Vessel operating expenses	129,615	23,512	14,339	31,627	199,093
Time-charter hire expense	80,433	7,818	—	111,064	199,315
Depreciation and amortization	81,349	16,728	22,365	26,916	147,358
General and administrative expenses(1)	48,068	9,106	10,163	47,908	115,245
Gain on sale of vessels and equipment	(11,613)	—	—	—	(11,613)

Income from vessel operations	102,466	32,060	29,093	90,980	254,599

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	June 30, 2008	December 31, 2007
	$	$
Offshore segment	3,497,589	3,187,635
Fixed-rate tanker segment	876,009	795,775
Liquefied gas segment	3,664,550	3,366,049
Spot tanker segment	2,032,268	1,966,166
Cash and restricted cash	501,678	446,102
Accounts receivable and other assets	685,168	660,462

Consolidated total assets	11,257,262	10,422,189

3. Acquisition of Additional 30.1% of Teekay Petrojarl ASA
On June 20, 2008, the Company acquired an additional 30.1 percent interest (22.6 million common shares) in Teekay Petrojarl ASA (or Teekay Petrojarl) from Prosafe Production at a price of NOK 59 per share. Teekay Petrojarl is a leading operator of FPSO units in the North Sea. The total purchase price of approximately NOK 1.3 billion ($257 million) was paid in cash. As a result of this transaction, the Company’s ownership of Teekay Petrojarl increased to 94.8 percent from 64.7 percent.
In July 2008 the Company exercised its right to effect a compulsory acquisition pursuant to Section 4-25 of the Norwegian Public Limited Liability Companies Act of all of Teekay Petrojarl’s shares not previously owned by the Company. Pursuant to this process, the Company automatically became the owner of all shares of Teekay Petrojarl. The total purchase price for the remaining shares of approximately NOK 229.8 million ($45.1 million) was paid in cash.
Teekay Petrojarl’s operating results are reflected in the Company’s consolidated financial statements from October 1, 2006, the designated effective date of the Company’s acquisition of an original 64.7 percent interest in Teekay Petrojarl, which was accounted for using the purchase method of accounting. The acquisition of the additional 30.1 percent interest has also been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities are being determined with the assistance of third-party valuation specialists. The Company expects this work to be completed during the first half of 2009.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
4. Acquisition of 50% of OMI Corporation
On June 8, 2007, the Company and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly-owned subsidiary all of the outstanding shares of OMI Corporation (or OMI). The Company and TORM divided most of OMI’s assets equally between the two companies in August 2007. The price of the OMI assets acquired or to be acquired by the Company was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. The Company funded its portion of the acquisition with a combination of cash and borrowings under revolving credit facilities.
The Company acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers from OMI. Teekay also assumed OMI’s in-charters of an additional six Suezmax tankers and OMI’s third-party asset management business (principally the Gemini pool). The Company and TORM continue to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties divided these remaining assets equally in September 2008.
The assets acquired from OMI on August 1, 2007 are reflected in the Company’s consolidated financial statements from that date. The acquisition of OMI has been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities are being determined with the assistance of third-party valuation specialists. This work was completed during the third quarter of 2008. As such, certain estimates of fair value are preliminary and are subject to further adjustment.
The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at August 1, 2007:

	Original at		Revised at
	August 1, 2007	Revisions	August 1, 2007
	$	$	$
ASSETS
Cash, cash equivalents and short-term restricted cash	577	—	577
Other current assets	67,159	(40,331)	26,828
Vessels and equipment	923,670	—	923,670
Other assets — long-term	6,820	31,680	38,500
Investment in joint venture	64,244	5,785	70,029
Intangible assets subject to amortization	60,540	8,407	68,947
Goodwill ($41.7 million spot tanker segment, and $7.1 million fixed rate tanker segment)	31,961	16,852	48,813

Total assets acquired	1,154,971	22,393	1,177,364

LIABILITIES
Current liabilities	21,006	(1,429)	19,577
Other long-term liabilities	—	15,873	15,873
In-process revenue contracts	25,402	(3,811)	21,591

Total liabilities assumed	46,408	10,633	57,041

Net assets acquired (cash consideration)	1,108,563	11,760	1,120,323

5. Public Offerings
During June 2008, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed a follow-on public offering by issuing an additional 10.25 million of its common units at a price of $20.00 per unit. In connection with the follow-on public offering, the Company contributed $4.2 million to Teekay Offshore to maintain its 2% general partner interest. As a result of the above transactions, the Company’s ownership of Teekay Offshore has been reduced from 59.8 percent to 50.6 percent (including the Company’s 2 percent general partner interest), and the Company recorded an increase to stockholders’ equity of $28.5 million, which represents the Company’s gain from the issuance of units. During July 2008, the underwriters exercised their over-allotment option and purchased 375,000 common units at $20.00 per unit for proceeds of $7.2 million, net of $0.3 million of commissions. As a result, the Company contributed a further $0.2 million to Teekay Offshore to maintain its 2% general partner interest and the Company’s ownership of Teekay Offshore reduced further to 49.9%.
Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Prior to its June 2008 public offering, Teekay Offshore owned 26% of Teekay Offshore Operating L.P. (or OPCO), including its 0.01% general partner interest. Concurrently with the closing of Teekay Offshore’s follow-on offering, it acquired from the Company an additional 25% interest in OPCO for $205.0 million, thereby increasing its ownership interest in OPCO to 51%. OPCO owns and operates a fleet of 36 shuttle tankers (including nine chartered-in vessels and five vessels owned by 50% owned joint ventures), four FSO units, and eleven conventional Aframax tankers. Teekay Offshore also owns through wholly owned subsidiaries two additional shuttle tankers (including one through a 50%-owned joint venture) and one additional FSO unit. All of Teekay Offshore’s and OPCO’s vessels operate under long-term, fixed-rate contracts. The Company indirectly owns the remaining 49% of OPCO and 50.6% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 74.8% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Teekay Petrojarl.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
During April 2008, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 5.0 million of its common units at a price of $28.75 per unit. Subsequently the underwriters exercised their over-allotment option and purchased an additional 375,000 common units resulting in an additional $10.8 million in gross proceeds to Teekay LNG. Concurrently with the public offering, the Company acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, the Company’s ownership of Teekay LNG has been reduced from 63.7 percent to 57.7 percent (including the Company’s 2% general partner interest), and the Company recorded an increase to stockholders’ equity of $23.8 million, which represents the Company’s gain from the issuance of units.
Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG and LPG carriers and Suezmax class crude oil tankers. As of June 30, 2008 the Company owned a 57.7% interest in Teekay LNG, including common units, subordinated units and its 2% general partner interest.
In connection with Teekay LNG’s initial public offering in May 2005, Teekay entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with Teekay Offshore’s initial public offering to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.
6. Goodwill, Intangible Assets and In-Process Revenue Contracts
Goodwill
The changes in the carrying amount of goodwill for the six months ended June 30, 2008 for the Company’s reporting segments are as follows:

		Fixed-Rate
	Offshore	Tanker	Liquefied Gas	Spot Tanker
	Segment	Segment	Segment	Segment	Total
	$	$	$	$	$
Balance as of December 31, 2007	359,231	3,648	35,631	36,080	434,590
Goodwill acquired (note 3)	44,589	—	—	—	44,589
Adjustment to goodwill acquired (note 4)	—	—	—	12,732	12,732
Reallocation of goodwill acquired between segments	—	7,163	—	(7,163)	—

Balance as of June 30, 2008	403,820	10,811	35,631	41,649	491,911

Intangible Assets
As at June 30, 2008, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(years)	$	$	$
Contracts of affreightment	10.2	124,250	(73,927)	50,323
Time-charter contracts	15.5	243,427	(49,126)	194,301
Other intangible assets	2.8	20,398	(8,952)	11,446

	13.1	388,075	(132,005)	256,070

As at December 31, 2007, the Company’s intangible assets consisted of:

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(years)	$	$	$
Contracts of affreightment	10.2	124,250	(68,895)	55,355
Time-charter contracts	16.0	232,049	(37,374)	194,675
Other intangible assets	5.0	10,797	(875)	9,922

	13.7	367,096	(107,144)	259,952

Aggregate amortization expense of intangible assets for the three and six months ended June 30, 2008 was $12.0 million ($3.5 million — 2007) and $24.9 million ($10.0 million — 2007), respectively. Amortization of intangible assets for the next five years is expected to be $20.1 million (remainder of 2008), $34.7 million (2009), $27.7 million (2010), $26.6 million (2011), $22.5 million (2012), and $124.5 million (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
In-Process Revenue Contracts
As part of the Company’s acquisitions of Teekay Petrojarl in 2006 and 50% of OMI in 2007, the Company assumed certain FPSO service contracts and charter-out contracts with terms that are less favorable than prevailing market terms at the time of acquisition. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.
Amortization of these in-process revenue contracts for the three and six months ended June 30, 2008 was $13.7 million ($7.0 million — 2007) and $34.9 million ($30.5 million — 2007), respectively. Amortization for the next five years is expected to be $58.7 million (remainder of 2008), $86.8 million (2009), $75.0 million (2010), $50.7 million (2011), $33.8 million (2012) and $57.7 million (thereafter).
7. Supplemental Cash Flow Information
Upon delivery of the last two RasGas II LNG Carriers (as defined in Note 9) in the first quarter of 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions were treated as non-cash transactions in the Company’s consolidated statements of cash flows.
8. Long-Term Debt

	June 30, 2008	December 31, 2007
	$	$

Revolving Credit Facilities	2,585,730	2,393,967
Senior Notes (8.875%) due July 15, 2011	226,259	246,059
USD-denominated Term Loans due through 2021	2,444,481	2,162,420
Euro-denominated Term Loans due through 2023	473,320	443,992
USD-denominated Unsecured Demand Loan	16,958	17,146

	5,746,748	5,263,584
Less current portion	289,717	331,594

	5,457,031	4,931,990

As of June 30, 2008, the Company had thirteen long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3,838.5 million, of which $1,252.7 million was undrawn. Interest payments are based on LIBOR plus margins; at June 30, 2008 and December 31, 2007, the margins ranged between 0.45% and 0.80% and the three-month LIBOR was 2.78% and 4.70%, respectively. The total amount available under the Revolvers reduces by $102.9 million (remainder of 2008), $211.1 million (2009), $218.4 million (2010), $803.7 million (2011), $236.0 million (2012) and $2,266.4 million (thereafter). All of the Revolvers are collateralized by first-priority mortgages granted on 67 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the six months ended June 30, 2008, the Company repurchased $19.7 million principal amount of the 8.875% Notes (see also Note 14).
The Company has sixteen U.S. Dollar-denominated term loans outstanding, which, as at June 30, 2008, totaled $2,444.5 million. Certain of the term loans with a total outstanding principal balance of $838.6 million as at June 30, 2008, bear interest at a weighted-average fixed rate of 5.21%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2008 the margins ranged between 0.3% and 1.0% and the three-month LIBOR was 2.78%. The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of newbuilding vessels financed with the loans, and thirteen of the term loans also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-preferred mortgages on 33 of the Company’s vessels, together with certain other security. In addition, at June 30,2008, all but $150.1 million (December 31, 2007 — $103.8 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries. Included in the total of $2,444.5 million (December 31, 2007 - $2,162.4 million) is a loan for $808.1 million (December 31, 2007 — $601.0 million) which is in place to fund the RasGas 3 joint venture project and for which the Company is liable on a joint and several basis together with its unrelated project partner (see Note 11(b)). The Company has reported 100% of the obligation under this borrowing agreement. The funds received have been advanced to the RasGas 3 joint venture, which is accounted for using the equity method and the entire amount advanced is included in Loans to Joint Ventures.
The Company has two Euro-denominated term loans outstanding, which, as at June 30, 2008 totaled 300.4 million Euros ($473.3 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2008, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR was 4.44%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized an unrealized foreign exchange loss of $1.8 million (2007 — $8.6 million) and an unrealized foreign exchange loss of $33.8 million (2007 — $10.3 million) during the three and six months ended June 30, 2008, respectively.
The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at June 30, 2008, totaled $15.8 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at June 30, 2008 and December 31, 2007, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at June 30, 2008 and December 31, 2007, this amount was $354.3 million and $326.0 million, respectively.
9. Capital Leases and Restricted Cash
Capital Leases
Suezmax Tankers. As at June 30, 2008, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at June 30, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $239.1 million, including imputed interest of $30.2 million, repayable as follows:

Year	Commitment
2008	$12.3 million
2009	$134.4 million
2010	$8.4 million
2011	$84.0 million
RasGas II LNG Carriers. As at June 30, 2008, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Company’s joint venture partner’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company would be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at June 30, 2008, the commitments under these capital leases approximated $1,085.1 million, including imputed interest of $615.9 million, repayable as follows:

Year	Commitment
2008	$12.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
Thereafter	$977.1 million

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Spanish-Flagged LNG Carrier. As at June 30, 2008, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at June 30, 2008, the commitments under this capital lease, including the purchase obligation, approximated 141.7 million Euros ($223.4 million), including imputed interest of 18.3 million Euros ($28.9 million), repayable as follows:

Year	Commitment
2008	24.4 million Euros ($38.5 million)
2009	25.6 million Euros ($40.4 million)
2010	26.9 million Euros ($42.4 million)
2011	64.8 million Euros ($102.1million)
FPSO Units. As at June 30, 2008, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, Teekay Petrojarl has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
The Defeased Rental Payments for the Petrojarl Foinaven are based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this embedded derivative has been separated from the host contract and is accounted for as a derivative instrument.
As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above in this Note 9, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from the Company’s joint venture partner (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the applicable leases.
As at June 30, 2008 and December 31, 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $487.3 million and $492.2 million, respectively. As at June 30, 2008 and December 31, 2007, the weighted-average interest rates earned on the deposits were 2.8% and 5.3%, respectively.
As at June 30, 2008 and December 31, 2007, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 125.9 million Euros ($198.4 million) and 122.8 million Euros ($179.2 million), respectively. As at June 30, 2008 and December 31, 2007, the weighted-average interest rate earned on these deposits was 5.0%.
The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash deposits totaled $29.1 million and $14.8 million as at June 30, 2008 and December 31, 2007, respectively.
10. Capital Stock
The authorized capital stock of Teekay at June 30, 2008 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During the six months ended June 30, 2008, the Company issued 0.2 million shares upon the exercise of stock options and repurchased 0.5 million shares for a total cost of $20.5 million. At June 30, 2008 there was no remaining share repurchase authorization. As at June 30, 2008, Teekay had 72,958,108 shares of Common Stock (2007 — 95,327,329) and no shares of Preferred Stock issued. As at June 30, 2008, Teekay had 72,458,908 shares of Common Stock outstanding (2007 — 72,772,529).
As at June 30, 2008, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 6,267,518 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. During the six months ended June 30, 2008, the Company granted options under the Plans to acquire up to 1,443,900 shares of Common Stock to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of June 30, 2008, expire between June 1, 2009 and March 7, 2018, ten years after the date of each respective grant.
During March 2008, the Company granted 10,500 shares of restricted stock awards with a fair value of $0.4 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted and are subject to potential forfeiture. If at any time during the three-year period after the date of grant a recipient of these shares ceases to be a director of the Company, the shares of restricted stock that remain subject to forfeiture must be returned to the Company. These shares of restricted stock are released from this forfeiture provision equally over three years.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
11. Commitments and Contingencies
a) Vessels Under Construction
As at June 30, 2008, the Company was committed to the construction of nine Suezmax tankers, five LPG carriers, one product tanker and four shuttle tankers scheduled for delivery between August 2008 and July 2011, at a total cost of approximately $1.3 billion, excluding capitalized interest. As at June 30, 2008, payments made towards these commitments totaled $323.0 million (excluding $34.5 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $769.5 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $244.1 million through incremental debt or surplus cash balances, or a combination thereof. As at June 30, 2008, the remaining payments required to be made under these newbuilding contracts were $300.8 million (2008), $309.8 million (2009), $239.8 million (2010) and $163.2 million (2011).
As at June 30, 2008, the Company was committed to the construction of two LNG carriers which delivered in November 2008 and March 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time-charter contracts. All amounts below include the joint venture partner’s 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at June 30, 2008, payments made towards these commitments totaled $303.3 million (excluding $32.9 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for the remaining $73.6 million unpaid cost of these LNG carriers. As at June 30, 2008, the remaining payments required to be made under these contracts were $37.6 million (2008) and $36.1 million (2009). Following delivery, these two LNG carriers became or will become subject to 20-year, fixed-rate time-charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, the Company expects Teekay LNG to purchase the Company’s 70% interest in the joint venture in May 2009 for approximately $85 million plus the assumption of approximately $350 million in debt. However, Teekay LNG is seeking to structure the project in a tax efficient manner and has requested a ruling from the U.S. Internal Revenue Service related to the type of structure it would use for this project. If Teekay LNG does not receive a favorable ruling, it would, among other alternatives, seek to restructure the project or may elect not to acquire the Company’s interest in the joint venture.
b) Joint Ventures
In August 2005, the Company announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Commencing in the second and third quarters of 2008, the vessels are chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years). The Company has entered into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time-charters. In connection with this award, the joint venture entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000-cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at June 30, 2008, three vessels had been delivered and the fourth delivered on July 30, 2008. As at June 30, 2008 payments made towards the commitment by the joint venture company for the fourth vessel totaled $248.4 million (of which the Company’s 40% contribution was $99.3 million), excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $49.7 million unpaid cost of this LNG carrier (including the joint venture partner’s 60% share). Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company’s ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which occurred on May 6, 2008.
The Company has a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In connection with this award, the consortium has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $921.4 million (of which the Company’s 33% portion is $304.1 million), excluding capitalized interest. As at June 30, 2008, payments made towards these commitments by the joint venture company totaled $106.0 million (of which the Company’s 33% contribution was $35.0 million), excluding capitalized interest and other miscellaneous construction costs. As at June 30, 2008, the remaining payments required to be made under these contracts were $90.6 million (2009), $113.2 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012.
c) Long-Term Incentive Program
In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and the increase in MVA from January 1, 2001 to December 31, 2010, where the MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Under the terms of the VIP, an interim award may only be made to VIP participants in 2008 and the final award may only be made in 2011. During March 2008, the 2008 interim award, with a value of $13.3 million, was paid to participants in the form of 328,600 restricted stock units. These restricted stock units vest in three equal amounts in November 2008, November 2009 and November 2010. Each restricted stock unit is equal in value to one share of the Company’s Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. At least 50 percent of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.
During the three and six months ended June 30, 2008, the Company recorded an expense related to the VIP of $2.5 million (2007 — $3.8 million) and $3.0 million (2007 — $7.3 million), respectively, which are included in general and administrative expense.
d) Legal proceedings and claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
e) Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
12. Fair Value Measurements
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (or SFAS) No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), the Company deferred the adoption of SFAS No. 157 for its non-financial assets and non-financial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	June 30, 2008
	Asset / (Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements (1)	(168,978)	—	(168,978)	—
Interest rate swap agreements (1)	45,328	—	45,328	—
Foreign currency forward contracts (1)	29,071	—	29,071	—
Interest rate swaptions (1)	(3,309)	—	(3,309)	—
Bunker fuel swap contracts (1)	638	—	638	—
Freight forward agreements (1)	(25,133)	—	(25,133)	—
Foinaven embedded derivative (1)	(13,493)	—	(13,493)	—
Marketable securities(2)	32,209	32,209	—	—

(1)
The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, current interest rates, foreign exchange rates, bunker fuel prices, spot tanker market rates for vessels, and the current credit worthiness of both the Company and the swap counterparties. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative liabilities could vary by material amounts in the near term.

(2)	The fair value of the Company’s marketable securities is the quoted market price as at the reporting date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
13. Vessel Sales
a)
During March 2008, the Company sold two Handysize product tankers, one of which was delivered in April 2008. During March 2008, the Company also entered into an agreement to sell a third Handysize product tanker upon the expiration of its current time-charter, which occurred during September 2008. All three vessels are part of the Company’s spot tanker segment.

b)
During June 2008, the Company entered into an agreement to sell an Aframax product tanker which delivered in September 2008, and which is presented on the June 30, 2008 balance sheet as vessel held for sale. During June 2008, the Company also entered into an agreement to sell a medium-range product tanker upon the expiration of its current time-charter, which occurred during September 2008. Both vessels are part of the Company’s spot tanker segment.

14. Restructuring Charge and Other — net
During the six months ended June 30, 2008, the Company incurred restructuring charges of $3.0 million relating to the closure of one of the Company’s three offices in Norway, $1.7 million relating to the reorganization of a business unit, and $1.3 million relating to costs incurred to change the crew of the Samar Spirit from Australian crew to International crew. The Company expects to incur approximately $18.0 million of additional restructuring costs relating to these changes in operations.

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
	$	$	$	$
		(restated)		(restated)
Equity loss from joint ventures	(2,063)	(2,092)	(5,672)	(3,687)
Gain on sale of marketable securities	1,868	4,836	4,576	6,653
Loss on bond repurchase	(712)	—	(1,310)	—
Income tax (expense) recovery	11,201	(845)	8,718	3,041
Volatile organic compound emission plant lease income	2,395	2,715	4,965	5,488
Miscellaneous income	1,088	716	1,414	221

Other — net	13,777	5,330	12,691	11,716

15. Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
	$	$	$	$
		(restated)		(restated)
Net income	183,419	167,617	78,290	252,600
Other comprehensive income:
Unrealized gain (loss) on marketable securities	2,068	2,858	(3,766)	10,711
Reclassification adjustment for gain on sale of marketable securities	(1,868)	(4,836)	(4,575)	(6,653)
Minimum pension liability	—	—	1,058	—
Net effect from qualifying cash flow hedging instruments	(1,153)	—	1,697	—

Comprehensive income	182,466	165,639	72,704	256,658

As at June 30, 2008 and December 31, 2007, the Company’s accumulated other comprehensive (loss) income consisted of the following components:

	June 30, 2008	December 31, 2007
	$	$
Unrealized gain on derivative instruments	5,217	3,520
Minimum pension liability	(5,220)	(6,278)
Unrealized (loss) gain on marketable securities	(1,016)	7,325

	(1,019)	4,567

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
16. Derivative Instruments and Hedging Activities
The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot tanker market rates for vessels and bunker fuel prices.
Foreign Currency Fluctuation Risk
The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. These foreign currency forward contracts are generally designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges for accounting purposes, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is recorded within operating expenses, based on the nature of the related expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the related expense. During the three and six months ended June 30, 2008, the Company did not recognize any significant amounts of unrealized gains or losses due to ineffectiveness (2007 — nil).
Changes in fair value of foreign currency forward contracts that are not designated, for accounting purposes, as cash flow hedges are recognized in earnings and are reported in operating expenses, based on the nature of the expense being economically hedged. During the three and six month periods ended June 30, 2008 and 2007, the Company recognized unrealized (gains) losses relating to foreign currency forward contracts that are not designated as cash flow hedges as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Vessel operating expenses	4,048	(4,393)	3,623	(6,161)
Time-charter hire expenses	431	(227)	365	(371)
General and administrative	3,075	(2,720)	2,509	(4,527)
Foreign currency exchange (gain) loss	(763)	(3,531)	1,708	(10,109)

Total	6,791	(10,871)	8,205	(21,168)

As at June 30, 2008, the Company was committed to the following foreign exchange contracts for the forward purchase of foreign currency:

	Contract amount in	Average
	foreign currency	contractual	Expected maturity
	(millions)	exchange rate(1)	2008	2009	2010
			(in millions of U.S. Dollars)
Norwegian Kroner:	1,083.7	5.93	$86.2	$87.1	$9.5
Euro:	43.3	0.65	$35.6	$29.1	$1.6
Canadian Dollar:	50.1	1.01	$21.8	$24.9	$2.7
British Pounds:	30.3	0.52	$26.3	$28.3	$4.2
Australian Dollar:	1.3	0.85	$1.1	—	—
Singapore Dollar:	3.6	1.37	$2.6	—	—

(1)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
In addition, certain of the Company’s forward contracts obligate the Company to enter into forward purchase contracts for approximately 45.0 million Norwegian Kroner at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the discretion of the counterparty during 2008.
As at June 30, 2008, the Company’s accumulated other comprehensive income included $5.2 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges (December 31, 2007 — $3.5 million).
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps, which exchange a payment of floating rate interest for a receipt of fixed interest, in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges. Unrealized gains or losses relating to changes in fair value of the Company’s interest rate swaps have been reported in interest expense or interest income in the consolidated statements of income.
During the three months ended June 30, 2008, the Company recognized an unrealized gain in interest gain (expense) of $190.8 million (2007 — $138.2 million unrealized gain), and an unrealized loss in interest (loss) income of $23.2 million (2007 — $27.0 million unrealized loss) relating to the changes in fair value of its interest rate swaps. During the six months ended June 30, 2008, the Company recognized an unrealized loss in interest expense of $10.9 million (2007 — $144.3 million unrealized gain), and an unrealized gain in interest income of $14.4 million (2007 — $31.1 million unrealized loss) relating to the changes in fair value of its interest rate swaps. The Company expects to record a material unrealized loss during the second half of 2008 from the decrease in the fair value of its interest rate swap agreements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
As at June 30, 2008, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-	Fixed
	Interest	Principal	Carrying Amount	Average	Interest
	Rate	Amount	of Asset (Liability)	Remaining Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	491,954	(4,548)	28.6	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,267,344	(131,810)	7.4	5.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	938,536	(32,620)	18.3	5.3
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	479,074	1,686	28.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	473,320	43,642	16.0	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of June 30, 2008 ranged from 0.3% to 1.0%.

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps are 2008 ($30.0 million), 2009 ($408.5 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($110.4 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 300.4 million Euros.
During May 2006, the Company sold to a third party two swaptions for $2.4 million. The Company has not applied hedge accounting to these instruments and they have been recorded at fair value. These options, if exercised by the other party, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations. At June 30, 2008, the terms of these swaptions are as follows:

Interest	Principal
Rate	Amount(1)		Remaining Term	Fixed Interest Rate
Index	$	Start Date	(years)	(%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	114,583	August 15, 2008	10.8	4.0

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($114.6 million).
Spot Tanker Market Risk
In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, the Company has entered into forward freight agreements (FFAs) and synthetic time-charters (STCs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in a long-term FFA. As at June 30, 2008, the Company had six STCs which were equivalent to 3.5 Suezmax vessels. As at June 30, 2008, the FFAs, which include STCs, had an aggregate notional value of $53.0 million, which is an aggregate of both long and short positions, and a net fair value of ($27.1) million. The FFAs, which include STCs, expire between July 2008 and September 2009. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs and STCs are recorded within revenues in the consolidated statements of income.
The Company also uses FFAs in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within strictly defined limits. Historically, the Company has used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. The Company believes that it can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at June 30, 2008, the Company was committed to non-hedge-related FFAs totaling 5.9 million metric tonnes with a notional principal amount of $58.9 million and a fair value of $2.4 million. These FFAs expired between July 2008 and December 2008.
Commodity Price Risk
The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. The Company has not designated these contracts as cash flow hedges for accounting purposes. As at June 30, 2008, the Company was committed to contracts totalling 17,820 metric tonnes with a weighted-average price of $420.73 per tonne and a fair value of $0.6 million. The bunker fuel swap contracts expired between July and December 2008.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
17. Earnings Per Share

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
	$	$	$	$
		(restated)		(restated)

Net income available for common stockholders	183,419	167,617	78,290	252,600

Weighted average number of common shares	72,377,684	73,843,784	72,511,041	73,488,668
Dilutive effect of employee stock options and restricted stock awards	901,529	1,466,783	846,149	1,441,323

Common stock and common stock equivalents	73,279,213	75,310,567	73,357,190	74,929,991

Earnings per common share:
- Basic	2.53	2.27	1.08	3.44
- Diluted	2.50	2.23	1.07	3.37
For the three and six months ended June 30, 2008, the anti-dilutive effect of 2.2 million shares (0.8 million shares — 2007) and 2.5 million shares (1.1 million shares — 2007), respectively, attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.
18. Subsequent events
a)
In October 2008 the Company announced that its Board of Directors approved a 15 percent increase in the Company’s quarterly cash dividend, commencing with the dividend for the quarter ended September 30, 2008. The dividend increased to $0.31625 per share, from $0.275 per share in the previous quarter. This dividend was paid on October 31, 2008 to shareholders of record as at October 17, 2008. The Company also announced that its Board of Directors authorized the repurchase of $200 million shares of its common stock, which represented approximately 14 percent of the Company’s total market capitalization as of October 6, 2008.

b)
In November 2008, the Company sold its 50 percent interest in the Swift Product Tanker Pool, which included the Company’s rights in 10 of its in-chartered intermediate product tankers, for gross proceeds of $49 million.

c)
During November 2008 the Company sold a 2008-built Suezmax tanker. The vessel operated in the Company’s spot tanker segment and was delivered in November 2008. The Company expects to realize a gain on the transaction.

d)	During September 2008, the Company drew $310 million on one of its Revolvers and during October 2008 the Company drew $10 million and $60 million, respectively, on two of its Revolvers.

e)
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated the RasGas 3 term loan and their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture shall assume all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements. However, Teekay Nakilat (III) has guaranteed 40% of the RasGas 3 Joint Venture’s obligations under these interest rate swap agreements. The Company owns a 40% interest in the RasGas 3 Joint Venture and accounts for it under the equity method.

f)
During March 2009, Teekay LNG completed a public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s $1.4 million proportionate capital contribution). As result, the Company’s ownership, as of March 31, 2009, of Teekay LNG was reduced from 57.7 percent to 53.0 percent (including the Company’s 2 percent general partner interest). The total net proceeds from the offering and private placement of approximately $68.5 million were used to reduce amounts outstanding under one of Teekay LNG’s revolving credit facilities. Teekay LNG has granted the underwriters a 30-day option, from March 30, 2009, to purchase up to an additional 600,000 units to cover over-allotments, if any.

g)
One of the Kenai vessels, the Arctic Spirit, has come off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and the Company has entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FPSO). The agreement provides for a purchase price of $105 million if the Company exercises its option to participate in the project, or $110 million if the Company chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from the Company, it is expected that MLCI will convert the vessel to an FPSO (although it is not required to do so) and charter it under a long-term charter contract to a third party. The Company has the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FPSO proceeds, the Company will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
19. Restatement of Previously Issued Financial Statements
a)	Derivative Instruments and Hedging Activities

In August 2008, the Company commenced a review of its application of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Company concluded that certain of its interest rate swap agreements, foreign currency forward contracts, bunker fuel swap contracts and forward freight agreements did not qualify for hedge accounting treatment under SFAS No. 133 for the three and six months ended June 30, 2007. The Company’s findings were as follows:

•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Company’s review, the Company concluded that the hedge effectiveness assessment that was conducted for certain of the Company’s derivative instruments on the date of designation was not sufficient to conclude that the derivative instruments would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that the applicable hedge documentation specifies the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of the Company’s derivative instruments did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Company’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Company used certain methods of measuring ineffectiveness that are prohibited in the case of non-zero fair value derivatives.

For accounting purposes the Company should have reflected changes in fair value of these derivative instruments as increases or decreases to the Company’s net income on its consolidated statements of income, instead of being reflected as increases or decreases to accumulated other comprehensive income (loss), a component of stockholders’ equity on the consolidated balance sheets and statements of changes in stockholders’ equity.
The change in accounting for these transactions does not affect the Company’s cash flows or liquidity.
b)	Non-Routine, Complex Financial Structures and Arrangements, and Other
Subsequent to the release of its preliminary second quarter financial results, the Company reviewed and revised its financial statement presentation of debt and interest rate swap obligations related to its joint venture interests in the RasGas 3 LNG carriers. As a result, certain of the Company’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect the Company’s net income, cash flow, liquidity, cash distributions or stockholders’ equity in any period, are described below.
Through a wholly-owned subsidiary, the Company owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Company recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in its financial statements. The Company has now made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan (December 31, 2007 — $360.6 million) and interest rate swap obligations (December 31, 2007 — $9.6 million), as well as offsetting increases in assets, for the fourth quarter of 2006 through the second quarter of 2008 (see note 8). The Company has also made adjustments to its statement of income to reflect 100 percent of the interest expense (three and six months ended June 30, 2007 — $4.1 million and $6.9 million, respectively) on the RasGas 3 term loan with an offsetting amount to interest income from its advances to the joint venture. These adjustments do not result in any increase to the Company’s net exposure in this joint venture.
In 2005, the Company adopted the long-term share-based VIP for senior management (see note 11(c)). During 2005, the Company recognized the VIP expense when incurred instead of over the vesting period. Upon transition to SFAS 123R on January 1, 2006, the Company was required to account for the VIP based on the fair value of the award as the VIP has a share-based component in determining the amount of the ultimate grant. However, the Company continued to calculate compensation expense for the VIP under the methodology it had followed in 2005, as it did not identify the VIP as within the scope of SFAS 123R. The Company has now made adjustments to its statements of income (loss) to increase general and administrative expenses for the three and six months ended June 30, 2007 — $1.4 million and $3.4 million, respectively. The Company has also made adjustments to its balance sheet as at December 31, 2007 to decrease other long-term liabilities by $8.1 million and increase accrued liabilities by $3.6 million. These accounting adjustments associated with the VIP do not impact amounts paid out under the plan.
The Company has also restated certain other items primarily relating to amounts attributable to minority interests (other assets: December 31, 2007 — $8.4 million; minority interest: December 31, 2007 — $18.8 million; minority interest expense: three and six months ended June 30, 2007 — $(0.2) million and $0.9 million, respectively) and the measurement of the fair value of certain derivative instruments (derivative instruments: December 31, 2007 — $6.2 million) and has reclassified an embedded derivative from long-term liabilities to derivative instruments (December 31, 2007 — $19.6 million).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
As a result of the accounting treatment assessment conclusions described above in this Note 19, the Company is restating herein its statements of income for the three and six months ended June 30, 2007 and its statement of cash flows for the six months ended June 30, 2007.
The following table sets forth a reconciliation of the Company’s previously reported and restated net income and retained earnings as of the date and for the periods shown (in thousands of US dollars):

	Net Income		Retained Earnings
	Three Months	Six Months Ended
	Ended June 30,	June 30,	At December 31,
	2007	2007	2006
	$	$	$

As previously reported	78,411	154,786	1,943,397
Adjustments:
Derivative instruments, net of minority interest	90,426	102,110	(26,785)
Non-routine, complex financial structures and arrangements, and other	(1,220)	(4,296)	223

As restated	167,617	252,600	1,916,835

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The following table presents the effect of the restatement on the Company’s unaudited consolidated statement of income for the three months ended June 30, 2007 (in thousands of U.S. dollars, except share and per share amounts):

	Three Months Ended June 30, 2007
		Adjustments
			Non-Routine
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$

REVENUES	566,127	(391)	—	565,736

OPERATING EXPENSES
Voyage expenses	123,554	(1,046)	—	122,508
Vessel operating expenses	108,851	(4,948)	—	103,903
Time-charter hire expense	101,247	(289)	—	100,958
Depreciation and amortization	68,095	—	—	68,095
General and administrative expenses	58,358	(3,467)	1,374	56,265
Gain on sale of vessels and equipment	(11,613)	—	—	(11,613)

Total operating expenses	448,492	(9,750)	1,374	440,116

Income from vessel operations	117,635	9,359	(1,374)	125,620

OTHER ITEMS
Interest (expense) gain	(64,158)	137,193	(4,079)	68,956
Interest income	23,390	(27,047)	4,079	422
Foreign exchange gain (loss)	1,214	(9,849)	—	(8,635)
Minority interest expense	(6,341)	(17,889)	154	(24,076)
Other — net	6,671	(1,341)	—	5,330

Total other items	(39,224)	81,067	154	41,997

Net income	78,411	90,426	(1,220)	167,617

Per common share amounts
• Basic earnings	1.06			2.27
• Diluted earnings	1.04			2.23
• Cash dividends declared	0.2375			0.2375
Weighted average number of common shares
• Basic	73,843,784			73,843,784
• Diluted	75,310,567			75,310,567

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The following table presents the effect of the restatement on the Company’s unaudited consolidated statement of income for the six months ended June 30, 2007 (in thousands of U.S. dollars, except share and per share amounts):

	Six Months Ended June 30, 2007
		Adjustments
			Non-Routine
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$

REVENUES	1,144,522	(538)	—	1,143,984

OPERATING EXPENSES
Voyage expenses	242,493	(2,506)	—	239,987
Vessel operating expenses	206,292	(7,199)	—	199,093
Time-charter hire expense	199,748	(433)	—	199,315
Depreciation and amortization	147,358	—	—	147,358
General and administrative expenses	117,155	(5,342)	3,432	115,245
Gain on sale of vessels and equipment	(11,613)	—	—	(11,613)

Total operating expenses	901,433	(15,480)	3,432	889,385

Income from vessel operations	243,089	14,942	(3,432)	254,599

OTHER ITEMS
Interest (expense) gain	(124,541)	144,518	(6,926)	13,051
Interest income	39,558	(31,108)	6,926	15,376
Foreign exchange loss	(4,674)	(5,637)	—	(10,311)
Minority interest expense	(11,981)	(18,986)	(864)	(31,831)
Other — net	13,335	(1,619)	—	11,716

Total other items	(88,303)	87,168	(864)	(1,999)

Net income	154,786	102,110	(4,296)	252,600

Per common share amounts
• Basic earnings	2.11			3.44
• Diluted earnings	2.07			3.37
• Cash dividends declared	0.4750			0.4750
Weighted average number of common shares
• Basic	73,488,668			73,488,668
• Diluted	74,929,991			74,929,991

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The following table presents the effect of the restatement on the Company’s unaudited statement of cash flows for the six months ended June 30, 2007 (in thousands of U.S. dollars):

	Six Months Ended June 30, 2007
		Adjustments
			Non-Routine
			Complex
			Financial
			Structures and
	As	Derivative	Arrangements,	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	154,786	102,110	(4,296)	252,600
Non-cash items:
Depreciation and amortization	147,358	—	—	147,358
Amortization of in-process revenue contracts	(30,547)	—	—	(30,547)
Gain on sale of marketable securities	(6,653)	—	—	(6,653)
Gain on sale of vessels and equipment	(11,613)	—	—	(11,613)
Equity income (net of dividends received: June 30, 2007 — $nil)	3,687	—	—	3,687
Income taxes	(3,795)	754	—	(3,041)
Employee stock-based compensation	4,708	—	—	4,708
Foreign exchange loss and other — net	11,776	33,733	4,296	49,805
Unrealized gains on derivative instruments	—	(136,597)	—	(136,597)
Change in non-cash working capital items related to operating activities	(60,028)	—	—	(60,028)
Expenditures for drydocking	(40,623)	—	—	(40,623)
Distribution from subsidiaries to minority owners	(16,354)	—	—	(16,354)

Net operating cash flow	152,702	—	—	152,702

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,788,245	—	210,071	1,998,316
Debt issuance costs	(4,382)	—	—	(4,382)
Repayments of long-term debt	(737,938)	—	—	(737,938)
Repayments of capital lease obligations	(4,384)	—	—	(4,384)
Proceeds from loan from joint venture partner	22,093	—	—	22,093
Increase in restricted cash	(79,230)	—	—	(79,230)
Net proceeds from sale of Teekay LNG Partners L.P. units	84,186	—	—	84,186
Issuance of Common Stock upon exercise of stock options	27,326	—	—	27,326
Repurchase of Common Stock	(3,035)	—	—	(3,035)
Cash dividends paid	(34,897)	—	—	(34,897)
Other financing activities	(3,643)	—	—	(3,643)

Net financing cash flow	1,054,341	—	210,071	1,264,412

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(356,104)	—	—	(356,104)
Proceeds from sale of vessels and equipment	118,975	—	—	118,975
Purchases of marketable securities	(28,636)	—	—	(28,636)
Proceeds from sale of marketable securities	49,059	—	—	49,059
Acquisition of 50% of OMI Corporation	(896,841)	—	—	(896,841)
Loans to joint ventures	(144,270)	—	(210,071)	(354,341)
Investment in direct financing lease assets	(7,530)	—	—	(7,530)
Direct financing lease payments received	10,399	—	—	10,399
Other investing activities	(3,677)	—	—	(3,677)

Net investing cash flow	(1,258,625)	—	(210,071)	(1,468,696)

Decrease in cash and cash equivalents	(51,582)	—	—	(51,582)
Cash and cash equivalents, beginning of the period	343,914	—	—	343,914

Cash and cash equivalents, end of the period	292,332	—	—	292,332

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
20. Recent Accounting Pronouncement
In October 2008, the Financial Accounting Standards Board issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161).  The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.
21. Change in Accounting Estimate
Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton. The Company’s estimate of salvage values took into account the then current scrap prices and the historical scrap rates over the five years prior to December 31, 2007. As a result, depreciation and amortization expense has decreased by $3.3 million and $6.6 million, and net income has increased by $2.2 million and $5.0 million, or $0.03 and $0.07 per share for the three and six months ended June 30, 2008, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
June 30, 2008
PART I — FINANCIAL INFORMATION

ITEM 2 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Restatement of Previously Issued Financial Statements
The discussion and analysis below reflects the impact of our restatement. Please read Note 19 of the notes to the consolidated financial statements for a more detailed discussion of our restated results and the basis for them. The following table sets forth a reconciliation of previously reported and restated net income for the periods shown (in thousands of US dollars):

	Net Income
	Three Months Ended	Six Months Ended
	June 30, 2007	June 30, 2007
	$	$

As previously reported	78,411	154,786
Adjustments:
Derivative instruments, net of minority interest	90,426	102,110
Non-routine, complex financial structures and arrangements, and other	(1,220)	(4,296)

As restated	167,617	252,600

OVERVIEW
We are a leading provider of international crude oil and petroleum product marine transportation services. Over the past five years, we have undergone a major transformation from an owner of ships in the cyclical spot tanker business to a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) shipping sector through our publicly-listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG), and further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore), and through our acquisition of Teekay Petrojarl ASA (or Teekay Petrojarl). We continue to expand our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers). With a fleet of approximately 189 vessels, offices in 22 countries and approximately 6,400 seagoing and shore-based employees, we provide comprehensive marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company, focused on the Marine Midstream space.
SIGNIFICANT DEVELOPMENTS IN 2008 and 2009
Acquisition of Remaining Shares of Teekay Petrojarl
In June 2008, we acquired an additional 30.1 percent interest in Teekay Petrojarl from Prosafe Production for a total purchase price of approximately NOK 1.3 billion ($257 million), which was paid in cash. As a result of this transaction, our total ownership of Teekay Petrojarl increased to approximately 94.8 percent from 64.7 percent. In July 2008 we exercised our right to effect the compulsory acquisition pursuant to Section 4-25 of the Norwegian Public Limited Liability Companies Act of all of Teekay Petrojarl’s shares not previously owned by us. Pursuant to this process, we automatically became the owner of all shares of Teekay Petrojarl.
Strategic Transaction with ConocoPhillips
In January 2008, we entered into a multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers. Of the six Aframax tankers acquired, two are owned and four are bareboat chartered-in from third parties for periods ranging from five to ten years. The total cost of the transaction was $83.8 million. Two of the Aframax tankers have been chartered back to ConocoPhillips for a period of five years. Commencing in the second quarter of 2008, we have also chartered to ConocoPhillips a Very Large Crude Carrier (or VLCC) for three years and two of our Medium Range product tankers for five years.
Sale of LNG Vessels to Teekay LNG
In accordance with existing agreements, in April 2008, we sold two 1993-built LNG vessels (the Kenai LNG Carriers) to Teekay LNG for $230.0 million and chartered them back for ten years with three five-year option periods. We acquired these vessels in December 2007 from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. The vessels have been time-chartered back to the joint venture until April 2009 with charterer’s option to extend the contracts up to an additional seven years. We believe that these specialized vessels will provide us with the prospect of a new service offering following the completion of the Kenai project such as delivering partial cargoes at multiple ports or as a potential project vessel such as serving as a floating offshore re-gasification or production facility, subject to conversion.
One of the Kenai vessels, the Arctic Spirit, has come off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and we have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FPSO). The agreement provides for a purchase price of $105 million if we exercise our option to participate in the project, or $110 million if we choose not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to an FPSO (although it is not required to do so) and charter it under a long-term charter contract to a third party. We have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FPSO proceeds, we will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.

Sale of RasGas 3 LNG Vessels to Teekay LNG
During the second quarter of 2008, three of four newbuilding carriers (the RasGas 3 LNG Carriers) delivered that will service expansion of an LNG project in Qatar. In July 2008, the fourth vessel delivered. Based on a November 1, 2006 agreement that Teekay LNG entered into with us, upon delivery of the first vessel, we sold to Teekay LNG our 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture), in exchange for a non-interest bearing and unsecured promissory note from Teekay LNG in the amount of $110.2 million.
Sale of Suezmax Tankers to Teekay Tankers
During April 2008, we sold two Suezmax tankers to Teekay Tankers for a total cost of $186.9 million. In connection with an existing agreement, Teekay will offer to Teekay Tankers by July 2009 the opportunity to purchase up to an additional two Suezmax-class oil tankers.
Public Offerings by Teekay LNG Partners L.P.
During April 2008, Teekay LNG completed a public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of $143.75 million. On May 8, 2008, the underwriters exercised their over-allotment option and purchased an additional 375,000 common units resulting in an additional $10.8 million in gross proceeds to Teekay LNG. Concurrently with the public offering, we acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, Teekay LNG raised gross equity proceeds of $208.7 million (including the general partner’s proportionate capital contribution), and our ownership, as of June 30, 2008, of Teekay LNG was reduced from 63.7 percent to 57.7 percent (including our 2 percent general partner interest). The total net proceeds from the offering and private placement of approximately $202.5 million were used to reduce amounts outstanding under Teekay LNG’s revolving credit facilities which were, and will be used to fund the acquisitions of the interests in the Kenai and RasGas 3 LNG carriers.
During March 2009, Teekay LNG completed a public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s $1.4 million proportionate capital contribution). As result, our ownership as of March 31, 2009, of Teekay LNG was reduced from 57.7 percent to 53.0 percent (including our 2 percent general partner interest). The total net proceeds from the offering and private placement of approximately $68.5 million were used to reduce amounts outstanding under one of Teekay LNG’s revolving credit facilities. Teekay LNG has granted the underwriters a 30-day option, from March 30, 2009, to purchase up to an additional 600,000 units to cover over-allotments, if any.
Public Offering by Teekay Offshore Partners L.P.
During June 2008, Teekay Offshore completed a public offering of 10.25 million common units at a price of $20.00 per unit. In connection with the follow-on public offering, we contributed $4.2 million to Teekay Offshore to maintain our 2% general partner interest. As a result of the above transactions, our ownership of Teekay Offshore was reduced from 59.8 percent to 50.6 percent (including our 2 percent general partner interest), and we recorded an increase to stockholders’ equity of $28.5 million, which represents our gain from the issuance of units. During July 2008, the underwriters exercised their over-allotment option and purchased an additional 375,000 common units at $20.00 per unit for proceeds of $7.2 million, net of $0.3 million of commissions. As a result, we contributed a further $0.2 million to Teekay Offshore to maintain our 2% general partner interest and our ownership of Teekay Offshore reduced further to 49.9%.
The total net proceeds from the offerings of approximately $210.8 million were used to fund the acquisition by Teekay Offshore from us of an additional 25% interest in Teekay Offshore Operating L.P. (or OPCO) and to repay a portion of advances from OPCO.
Sale of Aframax Lightering Tankers to Teekay Offshore
On June 18, 2008, OPCO acquired from us two ship owning subsidiaries (SPT Explorer L.L.C. and the SPT Navigator L.L.C.) for a total cost of approximately $106.0 million, including the assumption of third-party debt of approximately $90.0 million and the non-cash settlement of related party working capital of $1.2 million. The acquired subsidiaries own two 2008-built Aframax lightering tankers (the SPT Explorer and the SPT Navigator) and their related 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) entered into with Skaugen PetroTrans, a joint venture in which we own a 50% interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F/A for the year ended December 31, 2007. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and floating production, storage and offloading (or FPSO) service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.
We manage our business and analyze and report our results of operations on the basis of four segments: the offshore segment, the fixed-rate segment, the liquefied gas segment and the spot tanker segment. Please read Item 1 – Financial Statements: Note 2 – Segment Reporting.

Offshore Segment
Our offshore segment includes our shuttle tankers, FPSO units, and floating storage and offtake (or FSO) units. The offshore segment has four shuttle tankers under construction. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies. We took delivery of one FPSO during February 2008 and acquired one shuttle tanker during March 2008. We use the vessels in this segment to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of shuttle tankers and FPSO units in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to vessels and the offshore oil platforms, which generally reduces oil production.
The following table presents our offshore segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
(in thousands of U.S. dollars, except	2008	2007	% Change	2008	2007	% Change
calendar-ship-days and percentages)		(restated)			(restated)

Revenues	273,961	236,233	16.0	532,749	485,108	9.8
Voyage expenses	46,024	26,064	76.6	84,925	54,790	55.0

Net revenues	227,937	210,169	8.5	447,824	430,318	4.1
Vessel operating expenses	101,596	69,325	46.6	185,416	129,615	43.1
Time-charter hire expense	32,242	39,260	(17.9)	67,280	80,433	(16.4)
Depreciation and amortization	53,772	35,627	50.9	99,846	81,349	22.7
General and administrative expenses(1)	26,957	23,164	16.4	54,019	48,068	12.4
Gain on sale of vessels	(3,150)	(11,613)	(72.9)	(3,150)	(11,613)	(72.9)
Restructuring charge	3,327	—		3,327	—

Income from vessel operations	13,193	54,406	(75.8)	41,086	102,466	(59.9)

Calendar-Ship-Days
Owned Vessels	3,459	3,181	8.7	6,801	6,240	9.0
Chartered-in Vessels	897	1,143	(21.5)	1,899	2,307	(17.7)

Total	4,356	4,324	0.7	8,700	8,547	1.8

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the offshore segment based on estimated use of corporate resources).
The average fleet size of our offshore segment (including vessels chartered-in) increased for the three and six months ended June 30, 2008, compared to the same periods last year, primarily due to:
•	the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery);

•	the transfer of the Navion Saga from the fixed-rate segment to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007; and

•	the delivery of two new shuttle tankers, the Navion Bergen and the Navion Gothenburg, in April and July 2007, respectively (collectively, the Shuttle Tanker Deliveries);
partially offset by
•	a decline in the number of chartered-in shuttle tankers; and

•	the sale of a 1987-built shuttle tanker in May 2007 (or the Shuttle Tanker Disposition).
Net Revenues. Net revenues increased for the three and six months ended June 30, 2008 compared to the same periods in 2007, primarily due to:
•	increases of $9.6 million and $16.4 million, respectively, for the three and six months ended June 30, 2008, from the FPSO Delivery;

•
an increase of $5.0 million for the three months ended June 30, 2008, in shuttle tanker revenue due to more revenue days for shuttle tankers servicing contracts of affreightment in the conventional spot tanker market during the three months ended June 30, 2008, compared to the same period last year;

•
an increase of $4.9 million for the three months ended June 30, 2008, from the amortization of contract value liability relating to FPSO service contracts (as discussed below), which was recognized on the date of the acquisition by us of a controlling interest in Teekay Petrojarl in 2006 and adjusted in the second quarter of 2007;

•	increases of $3.6 million and $9.1 million, respectively, for the three and six months ended June 30, 2008, from the Shuttle Tanker Deliveries;

•	increases of $2.3 million and $9.9 million, respectively, for the three and six months ended June 30, 2008, from the transfer of the Navion Saga to the offshore segment;
•
increases of $1.2 million and $2.5 million, respectively, for the three and six months ended June 30, 2008, due to the redeployment of one shuttle tanker from servicing contracts of affreightment to a time-charter effective October 2007, and earning a higher average daily charter rate than the same periods last year; and

•
an increase of $1.3 million for the six months ended June 30, 2008, due to more revenue days for shuttle tankers servicing contracts of affreightment, partially offset by fewer revenue days from shuttle tankers servicing contracts of affreightment in the conventional spot tanker market, earning a higher average daily charter rate, compared to the same period last year;

partially offset by
•
decreases of $2.3 million and $3.9 million, respectively, for the three and six months ended June 30, 2008, due to an increase in bunker costs which are not passed on to the charterer under certain contracts;

•
decreases of $2.2 million and $5.3 million, respectively, for the three and six months ended June 30, 2008, due to declining oil production at mature oil fields in the North Sea which are serviced by certain shuttle tankers on contracts of affreightment;

•
a decrease of $4.0 million for the six months ended June 30, 2008, due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed during the six months ended June 30, 2008, compared to the same period last year; and

•	decreases of $1.6 million and $3.8 million, respectively, for the three and six months ended June 30, 2008, due to customer performance claims under the terms of charter party agreements.
As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that have terms that are less favourable than prevailing market terms at the time of the acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts, on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three and six months ended June 30, 2008 was $11.9 million ($7.0 million – 2007) and $30.2 million ($30.5 million – 2007), respectively. Please read Item 1 – Financial Statements: Note 6 – Goodwill, Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased during the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $9.5 million and $14.4 million, respectively, for the three and six months ended June 30, 2008, from increases in the price of consumables, freight and lubricants;
•	increases of $9.2 million and $17.2 million, respectively, for the three and six months ended June 30, 2008, from increases in crew manning costs;
•	increases of $7.9 million and $10.0 million, respectively, for the three and six months ended June 30, 2008, relating to the unrealized change in fair value of our foreign currency forward contracts;
•	increases of $6.0 million and $11.3 million, respectively, for the three and six months ended June 30, 2008, from the FPSO Delivery;
•	an increase of $3.6 million for the six months ended June 30, 2008, relating to the transfer of the Navion Saga to the offshore segment; and
•
increases of $1.5 million and $1.7 million, respectively, for the three and six months ended June 30, 2008, from the acquisition of an in-chartered shuttle tanker, the Navion Oslo, which was delivered in late March 2008.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to a net decrease in the number of vessels chartered-in.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•
increases of $8.7 million and $4.6 million, respectively, for the three and six months ended June 30, 2008, from the refinement of preliminary estimates of fair value assigned to certain assets included in our acquisition of Teekay Petrojarl;

•	an increase of $3.7 million for the three months ended June 30, 2008, from the FPSO Delivery;
•	increases of $3.1 million and $5.6 million, respectively, for the three and six months ended June 30, 2008, relating to the transfer of the Navion Saga to the offshore segment; and
•	increases of $1.0 million and $2.7 million, respectively, for the three and six months ended June 30, 2008, from the Shuttle Tanker Deliveries.

Fixed-Rate Tanker Segment
Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time-charters.
The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2008	2007	% Change	2008	2007	% Change
		(restated)			(restated)

Revenues	66,218	45,787	44.6	127,033	90,376	40.6
Voyage expenses	948	592	60.1	1,628	1,152	41.3

Net revenues	65,270	45,195	44.4	125,405	89,224	40.6
Vessel operating expenses	16,387	11,822	38.6	32,757	23,512	39.3
Time-charter hire expense	11,445	3,981	187.5	23,165	7,818	196.3
Depreciation and amortization	11,289	8,260	36.7	20,962	16,728	25.3
General and administrative expenses(1)	7,263	4,473	62.4	12,553	9,106	37.9
Restructuring charge	58	—		1,558	—

Income from vessel operations	18,828	16,659	13.0	34,410	32,060	7.3

Calendar-Ship-Days
Owned Vessels	1,728	1,365	26.6	3,181	2,715	17.2
Chartered-in Vessels	627	181	246.4	1,257	360	249.2

Total	2,355	1,546	52.3	4,438	3,075	44.3

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).
The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased for the three and six months ended June 30, 2008, compared to the same periods last year, primarily due to:
•	the acquisition of two Suezmax and two product tankers from OMI on August 1, 2007 (collectively, the OMI Acquisition);
•
the addition of two new chartered-in Aframax tankers in January 2008 as part of the multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers (collectively, the ConocoPhillips Acquisition);

•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);
•	the transfer of two product tankers from the spot tanker segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers); and
•	the transfer of one Aframax tanker, on a net basis, from the spot tanker segment in 2007 upon commencement of long-term time-charters (the Aframax Transfers).
The Aframax Transfers comprises the transfer of one owned vessel and two chartered-in vessels from the spot tanker segment, and the transfer of two owned vessels to the spot tanker segment. The effect of the transaction is to increase the fixed tanker segment’s net revenue and time-charter expenses, and to decrease its vessel operating expenses.
Net Revenues. Net revenues increased for the three and six months ended June 30, 2008, compared to the same periods last year, primarily due to:
•	increases of $10.3 million and $16.1 million, respectively, for the three and six months ended June 30, 2008, from the OMI Acquisition;
•	increases of $4.4 million and $8.6 million, respectively, for the three and six months ended June 30, 2008, from the ConocoPhillips Acquisition;
•	increases of $3.9 million and $9.9 million, respectively, for the three and six months ended June 30, 2008, from the Aframax Transfers;
•	an increase of $3.5 million for the three months ended June 30, 2008, from the Product Tanker Transfers; and
•	increases of $2.5 million and $3.7 million, respectively, for the three and six months ended June 30, 2008, from the Aframax Deliveries;

partially offset by
•
decreases of $2.1 million and $3.8 million, respectively, for the three and six months ended June 30, 2008, from reduced revenues earned by the Teide Spirit and the Toledo Spirit (the time-charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot tanker market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot tanker market rates are below threshold amounts); and

•	a decrease of $1.3 million for the three months ended June 30, 2008, because two of our Suezmax tankers were off-hire for 50 days for scheduled drydocking during the period.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2008, compared to the same periods last year, primarily due to:
•	increases of $1.7 million and $3.7 million, respectively, for the three and six months ended June 30, 2008, from the ConocoPhillips Acquisition;
•	an increase of $1.1 million for the three months ended June 30, 2008, from the Product Tanker Transfers;
•	increases of $1.4 million and $2.2 million, respectively, for the three and six months ended June 30, 2008, in crew manning expenses;
•	increases of $0.6 million and $1.2 million, respectively, for the three and six months ended June 30, 2008, from the OMI Acquisition; and
•
increases of $0.5 million and $1.3 million, respectively, for the three and six months ended June 30, 2008, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the periods compared to the same periods last year (a majority of our vessel operating expenses on five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew: our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

partially offset by
•	decreases of $1.1 million and $1.4 million, respectively, for the three and six months ended June 30, 2008, from the Aframax Transfers.
Time-Charter Hire Expense. Time-charter hire expense increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $3.2 million and $6.3 million, respectively, for the three and six months ended June 30, 2008, from the Aframax Transfers;
•	increases of $2.4 million and $4.8 million, respectively, for the three and six months ended June 30, 2008, from the OMI Acquisition; and
•	increases of $ 1.8 million and $3.6 million, respectively, for the three and six months ended June 30, 2008, from the ConocoPhillips Acquisition.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2008, compared to the same periods last year, primarily due to the OMI Acquisition.
Restructuring Charges. During the six months ended June 30, 2008, we incurred restructuring charges of $1.3 million relating to costs incurred to change the crew of the Samar Spirit from Australian crew to International crew, and restructuring charges of $0.2 million relating to reorganization of certain business units.
Liquefied Gas Segment
Our liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. We accepted delivery of three new LNG carriers during May and June 2008. At June 30, 2008, we had three LNG carriers and one LPG carrier under construction, which have delivered since then. We also have two LPG carriers under construction that are scheduled for delivery between April and August 2009. In addition, we have four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and two multigas carriers under construction that are scheduled for delivery between August and October 2010. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction and Note 11(b) — Commitments and Contingencies — Joint Ventures.

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels and vessels under capital lease for our liquefied gas segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2008	2007	% Change	2008	2007	% Change
		(restated)			(restated)

Revenues	53,496	38,496	39.0	109,628	75,973	44.3
Voyage expenses	452	8	5,550.0	602	13	4,530.8

Net revenues	53,044	38,488	37.8	109,026	75,960	43.5
Vessel operating expenses	13,125	7,881	66.5	24,748	14,339	72.6
Depreciation and amortization	14,209	11,571	22.8	28,404	22,365	27.0
General and administrative expenses(1)	6,070	5,163	17.6	11,555	10,163	13.7
Restructuring charge	221	—		221	—

Income from vessel operations	19,419	13,873	40.0	44,098	29,093	51.6

Calendar-Ship-Days
Owned Vessels and Vessels under Capital Lease	910	728	25.0	1,820	1,390	30.9

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).
The increase in the average fleet size of our liquefied gas segment was primarily due to the acquisition of two 1993-built LNG vessels during December 2007 (collectively the Kenai LNG Carrier Acquisition) and the delivery of two new LNG carriers in January and February 2007 (collectively the 2007 RasGas II Deliveries).
Net Revenues. Net revenues increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $8.9 million and $19.1 million, respectively, for the three and six months ended June 30, 2008, from the Kenai LNG Carrier Acquisition;
•	an increase of $5.9 million for the six months ended June 30, 2008, from the 2007 RasGas II Deliveries;
•
relative increases of $5.3 million and $5.5 million, respectively, for the three and six months ended June 30, 2008, due to the Madrid Spirit being off-hire during the first half of 2007 after sustaining damage to its engine boilers; and

•
increases of $2.5 million and $5.4 million, respectively, for the three and six months ended June 30, 2008, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such periods compared to the same periods last year;

partially offset by
•
decreases of $2.6 million and $3.1 million, respectively, for the three and six months ended June 30, 2008, due to the Catalunya Spirit being off-hire for 34.3 days during the first half of 2008 for scheduled drydocks.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $2.5 million and $5.5 million, respectively, for the three and six months ended June 30, 2008, from the Kenai LNG Carrier Acquisition;
•
increases of $ 1.0 million and $1.8 million, respectively, for the three and six months ended June 30, 2008, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	increases of $0.4 million and $1.4 million, respectively, for the three and six months ended June 30, 2008, from the 2007 RasGas II Deliveries.
Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $2.5 million and $5.2 million, respectively, for the three and six months ended June 30, 2008, from the Kenai LNG Carrier Acquisition; and
•	an increase of $0.7 million for the six months ended June 30, 2008, from the 2007 RasGas II Deliveries.

Spot Tanker Segment
Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We accepted delivery of one new Suezmax tanker during May 2008. At June 30, 2008, we had four Suezmax tankers under construction, which have delivered since then. We also have five Suezmax tankers under construction which are scheduled to be delivered between May and August 2009 and are expected to be included in this segment. We consider contracts that have an original term of less than three years in duration to be short term. Substantially all of our conventional Aframax, Suezmax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment.
Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except	June 30,			June 30,
calendar-ship-days and percentages)	2008	2007	% Change	2008	2007	% Change
		(restated)			(restated)

Revenues	375,724	245,220	53.2	743,361	492,527	50.9
Voyage expenses	142,091	95,844	48.3	271,821	184,032	47.7

Net revenues	233,633	149,376	56.4	471,540	308,495	52.9
Vessel operating expenses	28,362	14,875	90.7	59,598	31,627	88.4
Time-charter hire expense	98,995	57,717	71.5	196,721	111,064	77.1
Depreciation and amortization	27,430	12,637	117.1	55,195	26,916	105.1
General and administrative expenses(1)	30,592	23,465	30.4	57,394	47,908	19.8
Gain on sale of vessels	225	—	—	(271)	—	—
Restructuring charge	1,011	—	—	1,011	—	—

Income from vessel operations	47,018	40,682	15.6	101,892	90,980	12.0

Calendar-Ship-Days
Owned Vessels	3,326	2,472	34.5	6,953	5,040	38.0
Chartered-in Vessels	4,225	2,790	51.4	8,468	5,399	56.8

Total	7,551	5,262	43.5	15,421	10,439	47.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).
The average fleet size of our spot tanker fleet (including vessels chartered-in) increased for the three and six months ended June 30, 2008, compared to the same periods last year, primarily due to:
•	the acquisition of 12 owned and five chartered-in vessels from OMI Corporation on August 1, 2007 (collectively, the OMI Acquisition);
•
the addition of two owned and two chartered-in Aframax tankers in January 2008 as part of the multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers (collectively, the ConocoPhillips Acquisition);

•	the delivery of two new Large product tankers in February and May 2007 (or the Spot Tanker Deliveries);
•	the delivery of one new Suezmax tankers in May 2008 (or the Suezmax Delivery); and
•	a net increase in the number of chartered-in vessels, primarily Aframax and product tankers.
In addition, during April 2007 we sold and leased back two older Aframax tankers and during July 2007 we sold and leased back one Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar-ship-days for our chartered-in vessels.
Tanker Market and TCE Rates.
Average spot tanker freight rates during the third quarter of 2008 were the highest ever for a third quarter. This counter-seasonal strength in tanker freight rates was primarily due to higher oil production volumes from ton-mile intensive OPEC producers, as well as other factors, including port delays in the United States and Japan and stockpiling of oil ahead of the Olympics in China.
During the fourth quarter of 2008, rates for very large crude carriers (VLCCs) declined as OPEC producers implemented production cutbacks in response to declining oil prices. In comparison, rates for medium-sized crude oil tankers remained relatively firm primarily due to seasonal factors, rising volumes of non-OPEC production corresponding with the completion of summer maintenance in the North Sea and weather- related delays, particularly in the Bosphorus Straits and United States Gulf ports.

The global tanker fleet grew by approximately 5.7 percent (approximately 22 million deadweight tonnes) in 2008 which is slightly lower than average annual fleet growth of 6.1 percent from 2003 to 2007.
TCE rates for the vessels in our spot tanker segment primarily depend on global oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our exposure to the spot tanker market, fluctuations in TCE rates affect our revenues and earnings.
The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three and six months ended June 30, 2008 and 2007.

	Three Months Ended
	June 30, 2008			June 30, 2007
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers (2)	31,690	432	73,356	7,924	197	40,221
Aframax Tankers (2)	158,508	3,635	43,606	90,794	2,729	33,270
Large/Medium Product Tankers (2)	35,686	1,156	30,870	27,637	876	31,549
Small Product Tankers (2)	12,196	887	13,750	13,935	901	15,466

Time-Charter Fleet (1)
Suezmax Tankers (2)	22,651	740	30,609	2,535	140	18,108
Aframax Tankers (2)	5,725	180	31,803	2,594	91	28,500
Large/Medium Product Tankers (2)	12,135	431	28,156	7,969	273	29,191
Small Product Tankers (2)	—	—	—	—	—	—

Other (3)	(44,958)	—	—	(4,012)	—	—

Totals	233,633	7,461	31,314	149,376	5,207	28,688

	Six Months Ended
	June 30, 2008			June 30, 2007
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers (2)	57,095	985	57,964	20,303	439	46,249
Aframax Tankers (2)	292,934	7,343	39,893	192,851	5,407	35,667
Large/Medium Product Tankers (2)	64,961	2,218	29,288	48,302	1,735	27,840
Small Product Tankers (2)	24,595	1,789	13,748	28,287	1,797	15,741

Time-Charter Fleet (1)
Suezmax Tankers (2)	41,446	1,408	29,436	7,507	322	23,314
Aframax Tankers (2)	10,234	322	31,784	2,594	91	28,500
Large/Medium Product Tankers (2)	30,661	1,244	24,647	15,583	534	29,181
Small Product Tankers (2)	—	—	—	—	—	—

Other (3)	(50,386)	—	—	(6,932)	—	—

Totals	471,540	15,309	30,801	308,495	10,325	29,878

(1)
Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than 1 year and gains and losses from forward freight agreements (FFAs) less than 1 year and time-charter fleet includes short-term time-charters and fixed-rate contracts of affreightment between 1-3 years and gains and losses from synthetic time-charters (STCs) and FFAs between 1-3 years.

(2)	Includes realized gains and losses from STCs and FFAs.

(3)
Includes broker commissions, the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, unrealized gains and losses from STCs and FFAs, the amortization of in-process revenue contracts and cost of fuel while offhire.

Net Revenues. Net revenues increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $68.5 million and $119.9 million, respectively, for the three and six months ended June 30, 2008, from the OMI Acquisition;
•	increases of $25.8 million and $52.2 million, respectively, for the three and six months ended June 30, 2008, from a net increase in the number of chartered-in vessels;

•
increases of $24.5 million and $11.2 million, respectively, for the three and six months ended June 30, 2008, from an increase in our average TCE rate during the periods compared to the same periods in 2007;

•	increases of $9.5 million and $20.3 million, respectively, for the three and six months ended June 30, 2008, from the ConocoPhillips Acquisition;
•
increases of $7.4 million and $12.6 million, respectively, for the three and six months ended June 30, 2008, from the transfer of two Aframax tankers from the fixed-rate tanker segment in January 2008; and

•	increases of $2.9 million and $6.9 million, respectively, for the three and six months ended June 30, 2008, from the Spot Tanker Deliveries and the Suezmax Delivery;
partially offset by
•	decreases of $43.3 million and $41.5 million, respectively, for the three and six months ended June 30, 2008, from the effect of STCs and FFAs;
•
decreases of $6.6 million and $6.8 million, respectively, for the three and six months ended June 30, 2008, from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance; and

•
decreases of $4.5 million and $11.8 million, respectively, for the three and six months ended June 30, 2008, from the transfer of an Aframax tanker to the offshore segment in May 2007 and the transfer of a Suezmax tanker to the fixed-rate tanker segment in December 2007.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $4.6 million and $11.3 million, respectively, for the three and six months ended June 30, 2008, from the OMI Acquisition;
•	increases of $4.0 million and $8.6 million, respectively, for the three and six months ended June 30, 2008, from the ConocoPhillips Acquisition;
•
increases of $3.4 million and $6.9 million, respectively, for the three and six months ended June 30, 2008, from higher crew manning, repairs, maintenance and consumables costs, and non-recurring damages;

•
increases of $1.6 million and $2.9 million, respectively, for the three and six months ended June 30, 2008, from the transfer of two Aframax tankers from the fixed-rate tanker segment in January 2008; and

•	increases of $0.7 million and $1.9 million, respectively, for the three and six months ended June 30, 2008, from the Spot Tanker Deliveries and the Suezmax Delivery;
partially offset by
•
decreases of $0.9 million and $2.3 million, respectively, for the three and six months ended June 30, 2008, from the transfer of an Aframax tanker to the offshore segment in May 2007 and the transfer of a Suezmax tanker to the fixed-rate tanker segment in December 2007.

Time-Charter Hire Expense. Time-charter hire expense increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•
increases of $16.2 million and $35.2 million, respectively, for the three and six months ended June 30, 2008, from an increase in the number of chartered-in tankers (excluding OMI and ConocoPhillips vessels) during the three and six months ended June 30, 2008 compared to the same periods in 2007 ;

•	increases of $16.5 million and $30.6 million, respectively, for the three and six months ended June 30, 2008, from the OMI Acquisition;
•	increases of $4.3 million and $8.3 million, respectively, for the three and six months ended June 30, 2008, from the increase in the average in-charter rate;
•	increases of $3.2 million and $7.5 million, respectively, for the three and six months ended June 30, 2008, from the ConocoPhillips Acquisition; and
•	increases of $1.1 million and $4.1 million, respectively, for the three and six months ended June 30, 2008, due to the sale and leaseback of the Aframax tankers during April and July 2007.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2008, compared to the same periods in 2007, primarily due to:
•	increases of $13.3 million and $28.9 million, respectively, for the three and six months ended June 30, 2008, from the OMI Acquisition;
•	increases of $2.5 million and $3.1 million, respectively, for the three and six months ended June 30, 2008, from the ConocoPhillips Acquisition; and
•	increases of $0.6 million and $1.1 million, respectively, for the three and six months ended June 30, 2008, from the Spot Tanker Deliveries and the Suezmax Delivery;
partially offset by
•	decreases of $0.8 million and $2.8 million, respectively, for the three and six months ended June 30, 2008, from the sale and leaseback of the Aframax tankers during April and July 2007; and
•
decreases of $0.4 million and $1.5 million, respectively, for the three and six months ended June 30, 2008, from the transfer of an Aframax tanker to the offshore segment in May 2007 and the transfer of a Suezmax tanker to the fixed-rate tanker segment in December 2007.

Other Operating Results
The following table compares our other operating results for the three and six months ended June 30, 2008 and 2007.

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars,	June 30,			June 30,
except percentages)	2008	2007	% Change	2008	2007	% Change
		(restated)			(restated)

General and administrative expenses	(70,882)	(56,265)	26.0	(135,521)	(115,245)	17.6
Interest gain (expense)	113,962	68,956	65.3	(168,286)	13,051	(1,389.4)
Interest (loss) income	(2,149)	422	(609.2)	58,460	15,376	280.2
Foreign exchange loss	(1,807)	(8,635)	(79.1)	(33,799)	(10,311)	227.8
Minority interest expense	(38,822)	(24,076)	61.2	(12,262)	(31,831)	(61.5)
Other — net	13,777	5,330	158.5	12,691	11,716	8.3
General and Administrative Expenses. General and administrative expenses increased for the three and six months ended June 30, 2008, compared to the same period in 2007, primarily due to:
•	increases of $5.4 million and $7.1 million, respectively, for the three and six months ended June 30, 2008 relating to the unrealized change in fair value of our foreign currency forward contracts;
•
increases of $3.5 million and $10.0 million, respectively, for the three and six months ended June 30, 2008, in compensation for shore-based employees and other personnel expenses, primarily due to weakening of the U.S. Dollar compared to other major currencies and increases in headcount and compensation levels;

•
increases of $2.3 million and $4.5 million, respectively, for the three and six months ended June 30, 2008, in corporate-related expenses, including costs associated with Teekay Tankers becoming a public entity in December 2007;

•
increases of $2.1 million and $3.9 million, respectively, for the three and six months ended June 30, 2008, in fleet overhead from the timing of seafarer training initiatives and higher training activity in the liquefied gas segment; and

•	increases of $1.6 million and $3.4 million, respectively, for the three and six months ended June 30, 2008, in travel costs due to business development and other project initiatives;
partially offset by
•
a decrease of $7.8 million for the six months ended June 30, 2008, relating to the costs associated with our equity-based compensation and long-term incentive program for management (please read Item 1 — Financial Statements: Note 11(c) — Commitments and Contingencies — Long-Term Incentive Program).

Interest Gain (Expense). Interest gain increased for the three months ended June 30, 2008, compared to the same period in 2007, primarily due to:
•
an increase of $52.6 million relating to the unrealized change in fair value of our interest rate swaps and swaptions (please read Item 1 — Financial Statements: Note 16 - Derivative Instruments and Hedging Activities);

partially offset by
•	an increase in interest expense of $3.1 million relating to the increase in debt used to finance our acquisition of 50% of OMI; and
•
an increase in interest expense of $3.0 million due to additional debt drawn under long-term revolving credit facilities and term loans relating to the Shuttle Tanker Deliveries, the Aframax Deliveries, the Spot Tanker Deliveries and other investing activities.

Interest expense increased for the six months ended June 30, 2008, compared to the same period in 2007, primarily due to:
•
an increase of $155.2 million relating to the unrealized change in fair value of our interest rate swaps and swaptions (please read Item 1 — Financial Statements: Note 16 - Derivative Instruments and Hedging Activities);

•	an increase of $11.7 million relating to the increase in debt used to finance our acquisition of 50% of OMI;
•
an increase of $6.4 million, due to additional debt drawn under long-term revolving credit facilities and term loans relating to the Shuttle Tanker Deliveries, the Aframax Deliveries, the Spot Tanker Deliveries and other investing activities; and

•
an increase of $4.7 million relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to joint venture — as described below).

Interest (Loss) Income. Interest loss increased for the three months ended June 30, 2008, compared to the same period in 2007, primarily due to:
•
an increase of $4.0 million resulting from the repayment of interest-bearing loans we made to a 50% joint venture between us and TORM, which were used during the second quarter of 2007, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI; and

•
an increase of $1.1 million relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash);

partially offset by
•
a decrease of $3.8 million relating to the unrealized change in fair value of our interest rate swaps (please read Item 1 — Financial Statements: Note 16 — Derivative Instruments and Hedging Activities).

Interest income increased for the six months ended June 30, 2008, compared to the same period in 2007, primarily due to:
•
an increase of $45.5 million relating to the unrealized change in fair value of our interest rate swaps (please read Item 1 — Financial Statements: Note 16 — Derivative Instruments and Hedging Activities); and

•	an increase of $3.8 million relating to interest-bearing loans made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;
partially offset by
•
a decrease of $2.5 million resulting from the repayment of interest-bearing loans we made to a 50% joint venture between us and TORM, which were used during the second quarter of 2007, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI; and

•
a decrease of $1.8 million relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash).

Foreign Exchange Gains (Losses). The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Minority Interest (Expense) Income. Minority interest expense increased for the three months ended June 30, 2008, compared to the same period in 2007, primarily due to:
•	an increase of $10.3 million from the initial public offering of Teekay Tankers in December 2007;
partially offset by
•
a decrease of $6.0 million resulting from a decrease in earnings from Teekay Petrojarl, which was primarily the result of higher operating costs and our acquisition of an additional 30.1% in Teekay Petrojarl.

Minority interest expense decreased for the six months ended June 30, 2008, compared to the same period in 2007, primarily due to:
•
a decrease of $17.7 million for the six months ended June 30, 2008, resulting from a decrease in earnings from Teekay LNG which was primarily the result of unrealized foreign exchange losses attributable to the revaluation of its Euro-denominated term loans partially offset by the follow-on public offering of Teekay LNG in April 2008; and

•
a decrease of $12.0 million resulting from a decrease in earnings from Teekay Petrojarl, which was primarily the result of higher operating costs and the acquisition of an additional 30.1% of Teekay Petrojarl;

partially offset by
•	an increase of $14.3 million from the initial public offering of Teekay Tankers in December 2007.

Other Income (Net). Other income (net) was $13.8 million and $12.7 million for the three and six months ended June 30, 2008 compared to other income (net) of $5.3 million and $11.7 million for the three and six months ended June 30, 2007. The change of $8.4 million for the three months ended June 30, 2008, was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains for the three months ended June 30, 2008.
Net Income. As a result of the foregoing factors, net income was $183.4 million and $78.3 million for the three and six months ended June 30, 2008, respectively, compared to $167.6 million and $252.6 million for the same respective periods last year.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at June 30, 2008, our total cash and cash equivalents was $498.9 million, compared to $442.7 million as at December 31, 2007. Our total liquidity, including cash and undrawn credit facilities, was $1.8 billion and $1.7 billion as at June 30, 2008 and December 31, 2007, respectively.
Our spot tanker market operations contribute to the volatility of our net operating cash flow, and, thus, our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
As at June 30, 2008, we had $289.7 million of scheduled debt repayments coming due within the following twelve months. We believe that our working capital is sufficient for our present short-term liquidity requirements.
Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of debt and equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Excluding the three LPG carriers to be delivered between October 2008 and July 2009 and the two multigas carriers to be delivered between October 2009 and March 2010, pre-arranged debt facilities were in place as at June 30, 2008 for all of our remaining capital commitments relating to our portion of newbuildings then on order. Our pre-arranged debt facilities do not include our undrawn credit facilities. We regularly consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.
As at June 30, 2008, our revolving credit facilities provided for borrowings of up to $3.8 billion, of which $1.3 billion was undrawn. The amount available under these revolving credit facilities decreases by $102.9 million (remainder of 2008), $211.1 million (2009), $218.4 million (2010), $803.7 million (2011), $236.0 million (2012) and $2,266.4 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 67 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.
Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of our term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 35 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at June 30, 2008, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at June 30, 2008, this amount was $354.3 million. We were in compliance with all loan covenants at June 30, 2008.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.

Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended June 30
	2008	2007
	($000’s)	($000’s)
		(restated)
Net operating cash flows	164,420	152,702
Net financing cash flows	650,154	1,264,412
Net investing cash flows	(758,314)	(1,468,696)
Operating Cash Flows
The increase in net operating cash flow mainly reflects an increase in net operating cash flows generated by our spot tanker and liquefied gas segments and a decrease in expenditures for drydockings, partially set off by a decrease in net operating cash flows generated by our offshore segment, which was primarily the result of an increase in crew manning costs and vessel repair costs, and an increase in distributions to minority owners.
Financing Cash Flows
During the six months ended June 30, 2008, our proceeds from long-term debt, net of repayments and debt issuance costs, were $441.8 million. We used a majority of these funds to finance our expenditures for vessels and equipment, which are explained in more detail below.
During April 2008, our subsidiary Teekay LNG, issued an additional 5.0 million common units in a public offering for net proceeds of $148.3 million and during June 2008, our subsidiary Teekay Offshore, issued an additional 10.25 million common units in a public offering for net proceeds of $134.3 million. Please read Item 1 — Financial Statements: Note 5 — Public Offerings. The proceeds were used for repayment of debt and general corporate purposes.
During March 2008, we repurchased 0.5 million of our common stock for $20.5 million, or an average cost of $41.09 per share, pursuant to previously announced share repurchase programs. Please read Item 1 — Financial Statements: Note 10 — Capital Stock.
Dividends paid during the six months ended June 30, 2008 were $40.0 million, or $0.550 per share. We have paid a quarterly dividend since 1995. We increased our quarterly dividend during each of the last five years from $0.125 per share in 2003 to $0.31625 per share for the third quarter of 2008. Subject to financial results and declaration by our board of directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.
Investing Cash Flows
During the six months ended June 30, 2008, we:
•
incurred capital expenditures for vessels and equipment of $296.3 million, primarily for shipyard construction installment payments on our newbuilding Suezmax tankers, Aframax tankers, shuttle tankers and LNG carriers and for costs to convert a conventional tanker to an FPSO unit;

•	acquired an additional 30.1% interest in Teekay Petrojarl for a total cost of $257.1 million;
•	loaned $211.5 million to the RasGas 3 joint venture for shipyard construction installment payments;
•	acquired two Aframax tankers for a total cost of approximately $72.5 million as part of the multi-vessel transaction with ConocoPhillips;
•	acquired a shuttle tanker for a total cost of $41.7 million; and
•	received proceeds of $79.2 million from the sale of two Handysize product tankers.

Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2008:

		Remainder of	2009 and	2011 and
In millions of U.S. Dollars	Total	2008	2010	2012	Beyond 2012

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	5,273.4	133.3	775.8	1,174.4	3,189.9
Chartered-in vessels (operating leases)	1,170.5	282.4	585.0	227.2	75.9
Commitments under capital leases (2)	239.1	12.3	142.8	84.0	—
Commitments under capital leases (3)	1,085.1	12.0	48.0	48.0	977.1
Newbuilding installments (4)	1,087.2	338.4	585.6	163.2	—
Asset retirement obligation	41.5	—	—	—	41.5

Total U.S. Dollar-denominated obligations	8,896.8	778.4	2,137.2	1,696.8	4,284.4

Euro-Denominated Obligations: (5)
Long-term debt (6)	473.3	6.3	27.6	258.2	181.2
Commitments under capital leases (2) (7)	223.4	38.5	82.8	102.1	—

Total Euro-denominated obligations	696.7	44.8	110.4	360.3	181.2

Total	9,593.5	823.2	2,247.6	2,057.1	4,465.6

(1)
Excludes expected interest payments of $91.4 million (balance of 2008), $343.9 million (2009 and 2010), $245.5 million (2011 and 2012) and $384.0 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.0% at June 30, 2008 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late 2009 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $35.6 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $487.3 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)
Represents remaining construction costs (including the joint venture partner’s 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs) for four shuttle tankers, nine Suezmax tankers, three LPG carriers, two LNG carriers, two multi-gas carriers and one product tanker. Please read Item 1 — Financial Statements: Note 11 — Commitments and Contingencies — Vessels Under Construction.

(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2008.

(6)
Excludes expected interest payments of $12.0 million (balance of 2008), $46.4 million (2009 and 2010), $25.6 million (2011 and 2012) and $67.2 million (beyond 2012). Expected interest payments are based on EURIBOR plus margins that ranged up to 0.66% at June 30, 2008, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2008. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(7)
Existing restricted cash deposits of $198.4 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

In addition, we have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at June 30, 2008, three vessels had been delivered and the fourth delivered on July 30, 2008. As at June 30, 2008, the remaining commitments for the fourth vessel, excluding capitalized interest and other miscellaneous construction costs, totaled $49.7 million, of which our share was $19.9 million. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which occurred on May 6, 2008. Please read Item 1 — Financial Statements: Note 11 — Commitments and Contingencies — Joint Ventures.
We also have a 33% interest in a consortium that has entered into agreements for the construction of four LNG carriers. As at June 30, 2008, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $921.4 million, of which our share was $304.1 million. Please read Item 1 — Financial Statements: Note 11 — Commitments and Contingencies — Joint Ventures.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F/A for the year ended December 31, 2007.
The sharp decline of economic and market conditions during the second half of 2008 and continuing to date during 2009, including the significant disruptions in the global financial and credit markets, have affected the estimates used in the valuation of a broad range of assets and liabilities. For the second half of 2008, the Company will assess whether these events have caused any of its assets to be impaired and if so, the amount of any writedown. Any writedowns will not have an effect on the cash flows of the Company.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the six months ended June 30, 2008 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates;
•	the sufficiency of working capital for short-term liquidity requirements;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;
•	the adequacy of restricted cash deposits to fund capital lease obligations;
•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs and STCs;
•	the effectiveness of our risk management policies and procedures and the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;
•	the condition of financial and economic markets, including the recent credit crisis, interest rate volatility and the availability and cost of capital; and
•	the growth of global oil demand.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to foreign currency exchange rate and interest rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F/A for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2008
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under “Spot Tanker Market Rate Risk”. Please read Item 1 — Financial Statements: Note 16 — Derivative Instruments and Hedging Activities.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.
We reduce our exposure to this risk by entering into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond 3 years forward.
As at June 30, 2008, we had the following foreign currency forward contracts:

	Expected maturity date
	Remainder
	of 2008	2009	2010	Total	Total
	Contract	Contract	Contract	Contract	Fair value (1)
	amount (1)	amount (1)	amount (1)	amount (1)	Asset (Liability)
Norwegian Kroner:	$86.2	$87.1	$9.5	$182.8	$26.0
Average contractual exchange rate(2)	6.13	5.75	5.72	5.93
Euro:	$35.6	$29.1	$1.6	$66.3	$1.4
Average contractual exchange rate(2)	0.65	0.66	0.65	0.65
Canadian Dollar:	$21.8	$24.9	$2.7	$49.4	$(0.5)
Average contractual exchange rate(2)	1.01	1.01	1.02	1.01
British Pounds:	$26.3	$28.3	$4.2	$58.8	$0.5
Average contractual exchange rate(2)	0.51	0.52	0.52	0.52
Australian Dollar:	$1.1	—	—	$1.1	$0.1
Average contractual exchange rate(2)	1.18	—	—	1.18
Singapore Dollar:	$2.6	—	—	$2.6	$0.0
Average contractual exchange rate(2)	1.37	—	—	1.37

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at June 30, 2008, we had Euro-denominated term loans of 300.4 million Euros ($473.3 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 362.0 million NOK ($71.1 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2008, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Remainder							Asset /
	of 2008	2009	2010	2011	2012	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	97.0	239.9	388.7	585.2	214.1	2,666.7	4,191.6	(4,191.6)	3.4%
Variable Rate (Euro) (3) (4)	6.3	13.3	14.3	250.2	8.0	181.2	473.3	(473.3)	5.1%

Fixed-Rate Debt ($U.S.)	36.3	72.8	74.4	300.7	74.4	523.2	1,081.8	(916.5)	5.9%
Average Interest Rate	5.2%	5.2%	5.2%	7.8%	5.2%	5.2%	5.9%

Capital Lease Obligations (5)(6)
Fixed-Rate ($U.S.) (7)	4.6	120.3	3.9	80.1	—	—	208.9	(208.9)	7.4%
Average Interest Rate (8)	7.5%	8.8%	5.4%	5.5%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9) (10)	67.0	626.0	358.9	59.8	60.9	3,033.3	4,205.9	(164.4)	5.1%
Average Fixed Pay Rate (2)	5.1%	4.7%	4.9%	5.2%	5.2%	5.2%	5.1%
Contract Amount (Euro) (4) (9)	6.3	13.3	14.3	250.2	8.0	181.2	473.3	43.6	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of June 30, 2008 ranged from 0.3% to 1.0%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2008.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 123.4 million Euros ($194.5 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at June 30, 2008, this amount was 125.9 million Euros ($198.4 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the three RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at June 30, 2008 totaled $487.3 million, and the lease obligations, which as at June 30, 2008 totaled $469.2 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2008, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carrier capital lease obligations and restricted cash deposits were $492.0 million and $479.1 million, ($4.5) million and $1.7 million, and 4.9% and 4.8%, respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable. (See Item 1 — Financial Statements: Note 9 — Capital Leases and Restricted Cash.)

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $30.0 million, $408.5 million, $300.0 million and $200.0 million that have commencement dates of 2008, 2009, 2010 and 2011, respectively.

Commodity Price Risk
From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at June 30, 2008, we were committed to contracts totaling 17,820 metric tonnes with a weighted-average price of $420.73 per tonne and a fair value of $0.6 million. The bunker fuel swap contracts expired in between July and December 2008.
Spot Tanker Market Rate Risk
We use forward freight agreements (or FFAs) and synthetic time-charters (or STCs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker market segment. FFAs involve contracts to move a theoretical volume of freight at fixed rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in an FFA. As at June 30, 2008, we had six STCs, which were equivalent to 3.5 Suezmax vessels. As at June 30, 2008, we were committed to FFAs, which include STCs, with an aggregate notional principal amount (including both long and short positions) of $53.3 million and a net fair value of ($26.8) million. Those FFAs, which include STCs, expire between July 2008 and September 2009.
We use FFAs in non-hedge-related transactions to increase or decrease our exposure to spot tanker market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decreases this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at June 30, 2008, we were committed to non-hedge-related FFAs totaling 5.9 million metric tonnes with a notional principal amount of $58.9 million and a fair value of $1.7 million. Those FFAs expired between July 2008 and December 2008.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2008
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There has been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F/A except for the addition of the following:
The continuation of recent economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
The recent economic downturn and financial crisis in the global markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
The recent economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
The recent economic downturn in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.
An impairment of goodwill could reduce our earnings.
At June 30, 2008, we had $491.9 million of goodwill recorded on our balance sheet. United States generally accepted accounting principles require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. For the fourth quarter of 2008, we will assess whether the decline in market conditions has caused any of our assets to be impaired and, if so, we would be required to take an immediate charge to earnings with a corresponding reduction of stockholders’ equity and increase in balance sheet leverage as measured by debt to total capitalization.
In 2008, we identified material weaknesses in our internal controls over financial reporting and, as a result, we restated our financial statements and concluded that our internal control over financial reporting and our disclosure controls and procedures were ineffective as of December 31, 2007. Although we believe we have fully remediated these material weaknesses, our auditors are currently auditing our financial statements as at and for the year ended December 31, 2008 and our internal controls and may conclude that as of December 31, 2008 we had not maintained effective internal control over financial reporting.
On April 6, 2009, we filed an Annual Report on Form 20-F/A to amend our Annual Report on Form 20-F for the year ended December 31, 2007 and Form 6-K/A for the first quarter of 2008 in order to restate our previously reported financial results of operation, including results for 2003 through 2007 and the first quarter of 2008. For a more complete description of this restatement, please see our Annual Report on Form 20-F/A for the year ended December 31, 2007, including the “Explanatory Note” beginning on page 3 and “Item 15. Controls and Procedures” beginning on page 65.
The restatement adjusted our accounting treatment primarily for derivative transactions, our financial statement presentation of our interests in the RasGas 3 joint venture, and for our Vision Incentive Plan. The adjustments were all non-cash in nature and therefore affected net income but not our cash flows or liquidity.
In connection with the restatement, we also reevaluated the assessment of our disclosure controls and procedures. Solely as a result of the material weaknesses in our internal controls over financial reporting, we concluded that our disclosure controls and procedures were not effective as of December 31, 2007.
The audit of our consolidated financial statements for the year ended December 31, 2008 and the auditors’ evaluation of the effectiveness of our internal controls over financial reporting have not yet been completed. The steps we have taken to remediate the identified material weaknesses may prove ineffective and our independent auditors may conclude that as of December 31, 2008 we had not maintained effective internal control over financial reporting, which might have an adverse effect on the price of our common stock.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None

Item 4 — Submission of Matters to a Vote of Security Holders
The Company’s 2008 Annual Meeting of Shareholders was held on June 3, 2008. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

		Votes Against or	Shares Which	Broker
Terms Expiring in 2011	Votes For	Withheld	Abstained	Non-Votes
Thomas Kuo-Yuen Hsu	55,209,481	13,087,797	N/A	N/A
Axel Karlshoej	67,400,849	896,429	N/A	N/A
Bjorn Moller	67,631,856	665,422	N/A	N/A
The terms of Directors Peter S. Janson, Eileen A. Mercier, Tore I. Sandvold, Dr. Ian D. Blackburne, James R. Clark and C. Sean Day continued after the meeting.
Shareholders also ratified the selection of Ernst & Young LLP, Chartered Accountants, as independent auditors of the Company for the fiscal year ending December 31, 2008, as set forth below:

		Votes against or	Shares Which	Broker
	Votes For	Withheld	Abstained	Non-Votes
Ernst & Young LLP	67,678,690	16,654	601,932	—
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: April 6, 2009	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)